Exhibit 99.3

ARC RESOURCES LTD.
Notice of Annual Meeting of Shareholders

TO:           THE SHAREHOLDERS OF ARC RESOURCES LTD.

TAKE NOTICE that an Annual Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of ARC Resources Ltd. (the "Corporation") will be held at the Ballroom in the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on Wednesday, the 18th day of May, 2011, at 3:30 p.m. (Calgary time) for the following purposes:

1.	To receive and consider the Consolidated Financial Statements of the Corporation for the year ended December 31, 2010 and the auditors' report thereon.

2.	To elect the directors of the Corporation.

3.	To appoint auditors of the Corporation.

4.
To consider and, if thought fit, approve a resolution (the full text of which is set forth in the accompanying Information Circular - Proxy Statement) to accept the Corporation's approach to executive compensation.

5.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Computershare Trust Company of Canada ("Computershare"), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.  In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time set for the holding of the Meeting or any adjournment thereof.

The Consolidated Financial Statements, the Auditor’s Report thereon and Management’s Discussion and Analysis are contained in the 2010 Annual Report, which is mailed to Registered Shareholders and to Non-Registered (or Beneficial) Shareholders who have opted to receive it.  The 2010 Annual Report can also be found on our website www.arcresources.com.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on April 8, 2011 (the "Record Date").  Only Shareholders whose names have been entered in the register of Common Shares at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting provided, however, that if any Shareholder transfers Common Shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that such transferee owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares at the Meeting.

DATED at Calgary, Alberta, this 25th day of March, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)
John P. Dielwart
Chief Executive Officer

TABLE OF CONTENTS

SOLICITATION OF PROXIES	1
NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES	1
REVOCABILITY OF PROXY	2
PERSONS MAKING THE SOLICITATION	2
EXERCISE OF DISCRETION BY PROXY	2
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	2
QUORUM FOR MEETING AND APPROVAL REQUIREMENTS	3
MATTERS TO BE ACTED UPON AT THE MEETING	3
Recommendation of the Board of Directors	3
Election of Directors	3
Appointment of Auditors	11
Advisory Vote on Executive Compensation	12
REMUNERATION OF DIRECTORS	12
COMPENSATION DISCUSSION AND ANALYSIS	15
SUMMARY COMPENSATION TABLE	24
TERMINATION AND CHANGE OF CONTROL BENEFITS	27
SHARE OPTION PLAN	29
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	32
CORPORATE GOVERNANCE DISCLOSURE	33
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS	43
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	43
INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	43
MISCELLANEOUS	44

SCHEDULE A: CHARTER OF THE BOARD OF DIRECTORS
SCHEDULE B: MANDATE OF THE BOARD OF DIRECTORS

ARC RESOURCES LTD.

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, MAY 18, 2011

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of ARC Resources Ltd. (the "Corporation" or "ARC"), for use at the Annual Meeting of the holders (the "Shareholders") of common shares ("Common Shares") of the Corporation (the "Meeting") to be held on the 18th day of May, 2011, at 3:30 p.m. (Calgary time) in the Ballroom at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting.

Instruments of Proxy must be received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours before the time for the holding of the Meeting or any adjournment thereof.  The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on April 8, 2010 (the "Record Date").  Only Shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting provided, however, that if any Shareholder transfers Common Shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that such transferee owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors or officers of the Corporation.  Each Shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders of the Corporation, as a substantial number of the Shareholders of the Corporation do not hold Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Corporation.  Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms).  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients.  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc.  Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy.  The Beneficial Holder is requested to complete and return the Voting Instruction Form to Broadridge by mail or facsimile.  Alternatively the Beneficial Holder can call a toll-free telephone number or use internet access to vote the Common Shares held by the Beneficial Holder.  Computershare then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Common Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Computershare not less than 48 hours before the time set for the holding of the Meeting in order to have the Common Shares voted.

REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of the Corporation.  The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting and this Information Circular - Proxy Statement will be borne by the Corporation.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by officers and employees of the Corporation, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Common Shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon.  The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual Meeting.  At the time of printing this Information Circular - Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value (defined in this Information Circular - Proxy Statement as "Common Shares").  As at March 31, 2011, there were 285,414,641 Common Shares issued and outstanding.  At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote.  On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder.

The Corporation is also authorized to issue 50 million preferred shares without nominal or par value issuable in series.  As at March 31, 2011, there were no preferred shares issued and outstanding.

When any Common Share is held jointly by several persons, one of those holders present at the meeting may, in the absence of the others, vote such Common Share but if two or more of those persons who are present at the Meeting, in person or by proxy, vote, they shall vote as one on the Common Share jointly held by them.

To the knowledge of the executive officers of the Corporation, there is no person or corporation which beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares of the Corporation which may be voted at the Meeting.

As at March 31, 2011, the percentage of Common Shares of the Corporation that are beneficially owned, or controlled or directed, directly or indirectly, by all directors and officers of the Corporation as a group is 0.92% (2,617,503 Common Shares).

QUORUM FOR MEETING AND APPROVAL REQUIREMENTS

At the Meeting, a quorum shall consist of two (2) or more persons present and holding or representing by proxy not less than 25% of the outstanding Common Shares.  If a quorum is not present at the opening of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that the Shareholders vote FOR each of the election of directors, appointment of auditors and advisory vote on Executive Compensation as set forth in this Information Statement - Proxy Circular.  Unless instructed otherwise, the person named on the proxy will vote FOR each of such matters to be acted upon at the Meeting.

Election of Directors

The Articles of the Corporation provide for a minimum of three (3) directors and a maximum of twelve (12) directors.  There are currently nine (9) directors and the Board of Directors of the Corporation has determined to leave the number of directors at nine (9) members.  All of the current directors have been elected or appointed for a term ending immediately prior to the Meeting or any adjournment thereof.

At the Meeting, Shareholders will be asked to elect nine (9) directors.

The nine (9) nominees for election as directors of the Corporation by Shareholders are as follows:

Walter DeBoni	Harold N. Kvisle
John P. Dielwart	Kathleen M. O'Neill
Fred J. Dyment	Herbert C. Pinder, Jr.
James C. Houck	Mac H. Van Wielingen
Michael M. Kanovsky

If for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the management designees named in the Instrument of Proxy reserve the right to vote for any other nominee in their sole discretion unless the Shareholder has specified in its proxy that its Common Shares are to be withheld from voting on the election of directors.

The term of office of each above nominee as director will be from the date of the Meeting until the next annual meeting or until his or her successor is elected or appointed.

The following pages set out the names of the proposed nominees for election as directors, together with their age, place of primary residence, principal occupation, year first elected or appointed as a director, membership on committees of the Board of Directors, attendance at Board and committee meetings during 2010, and directorships of other public entities.  The Board of Directors has determined that all of the above nominees with the exception of John P. Dielwart are independent directors as defined under National Instrument 58-101.

Also indicated for each person proposed as a director is the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, on each of December 31, 2010 and December 31, 2009 and, as of the same dates, the number of restricted share units ("RSUs") held by each director under the RSU & PSU Plan (formerly referred to as the Whole Unit Plan) and value at risk as a multiple of total retainer and minimum Common Share holding requirements.  See the description of the RSU & PSU Plan below.  For further information on management ownership, see "Compensation Discussion and Analysis" below.

Mac H. Van Wielingen, HBA Age: 57 Calgary, Alberta, Canada Co-Chairman of ARC Financial Corporation Director Since: 1996 Independent
Mr Van Wielingen is Co-Chairman and a founder of ARC Financial Corp in 1989. ARC Financial is a private equity investment management company focused on the energy sector in Canada. Previously, Mr Van Wielingen was a Senior Vice-President and Director of a major national investment dealer responsible for all corporate finance activities in Alberta. Mr Van Wielingen holds an Honours Business Degree from the Richard Ivey School of Business, University of Western Ontario and has studied post-graduate economics at Harvard University.(1)

Board/Committee Members at December 31, 2010:	Attendances	Attendances (Total):	Current Public Board Memberships
Member of the Board (Chair)	9 of 9	ARC Resources Ltd.
Member of the Policy and Board Governance Committee	5 of 5	29 of 29	100%
Member of the Human Resources and Compensation Committee	9 of 9
Member of the Risk Committee	6 of 6
Common Shares Held (as at December 31) (at a market value of $25.41 per Common Share for 2010 and $19.94 per Common Share for 2009)(1):
Year	Common Shares	RSUs	Total Market Value of Common Shares Held	Value at risk as multiple of annual fees paid	Minimum Shareholding Requirements	Complies with guidelines
2010	818,440	24,304	$21,414,125	126	20,000	Yes
2009	900,844	25,013	$18,461,589	121	20,000	Yes

Walter DeBoni, BASc., P.Eng., MBA Age: 64 Calgary, Alberta, Canada Independent Businessman Director Since: 1996 Independent
Mr. DeBoni is a corporate director and has extensive experience in the oil and gas industry. Mr. DeBoni retired from Husky Energy Inc. in 2005, where he held the position of VP, Canada Frontier & International Business. Prior to this Mr. DeBoni was CEO of Bow Valley Energy for a number of years. In addition to his time at Husky and Bow Valley, he has also held numerous top executive posts in the oil and gas industry with major corporations. Mr. DeBoni holds a B.A.Sc. Chem. Eng. from the University of British Columbia and a MBA degree with a major in Finance from the University of Calgary He is a past Chairman of the Petroleum Society of CIM and a past Director of the Society of Petroleum Engineers.

Board/Committee Members at December 31, 2010:		Attendances	Attendances (Total):	Current Public Board Memberships
Member of the Board (Vice-Chair)		9 of 9		ARC Resources Ltd.
Member of the Audit Committee		6 of 6	26 of 26	100%	Niko Resources Ltd.
Member of the Policy and Board Governance Committee (Chair)		5 of 5		Sterling Resources Ltd.
Member of the Risk Committee		6 of 6
Common Shares Held (as at December 31) (at a market value of $25.41 per Common Share for 2010 and $19.94 per Common Share for 2009)(1):
Year	Common Shares	RSUs	Total Market Value of Common Shares Held	Value at risk as multiple of annual fees paid	Minimum Shareholding Requirements	Complies with guidelines
2010	92,300	15,885	$2,748,981	25	20,000	Yes
2009	92,300	16,279	$2,165,065	17	20,000	Yes

John P. Dielwart, B.Sc., P.Eng. Age: 58 Calgary, Alberta, Canada Chief Executive Officer Director Since: 1996 Non-Independent
Mr. Dielwart is the CEO of the Corporation, and was the President and CEO of the Corporation until February 11, 2009. Prior to joining ARC Financial Corporation in 1994, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as senior vice-president and a director, where he gained extensive technical knowledge of oil and natural gas properties in Western Canada. He began his career working for five years with a major oil and natural gas company in Calgary. Mr. Dielwart is a Past-Chairman of the board of governors for the Canadian Association of Petroleum Producers (CAPP). He holds a Bachelor of Science with Distinction (Civil Engineering) degree, University of Calgary.

Board/Committee Members at December 31, 2010:		Attendances	Attendances (Total):	Current Public Board Memberships
Member of the Board		9 of 9	9 of 9	100%	ARC Resources Ltd.
Common Shares Held (as at December 31) (at a market value of $25.41 per Common Share for 2010 and $19.94 per Common Share for 2009)(1):
Year	Common Shares	RSUs	Total Market Value of Common Shares Held	Value at risk as multiple of annual fees paid	Minimum Shareholding Requirements	Complies with guidelines
2010	395,763	9,496	$10,297,631	-	$1,575,000	Yes
2009	372,551	9,956	$7,627,190	-	$1,500,000	Yes

Fred J. Dyment, CA Age: 62 Calgary, Alberta, Canada Independent Businessman Director Since: 2003 Independent
Mr. Dyment has over 30 years experience in the oil and gas business and is currently an independent businessman. His past business career included positions as President and CEO for Maxx Petroleum and President and CEO of Ranger Oil Limited. Mr. Dyment received a Chartered Accountant designation from the Province of Ontario in 1972. Mr. Dyment currently sits as a Director on the Boards of Tesco Corporation, Transglobe Energy Corporation and WesternZagros Resources Ltd.

Board/Committee Members at December 31, 2010:		Attendances	Attendances (Total):	Current Public Board Memberships
Member of the Board		8 of 9		ARC Resources Ltd.
Member of the Audit Committee (Chair)		5 of 6	22 of 26	85%	Tesco Corporation
Member of the Reserves Committee		5 of 5		Transglobe Energy Corporation
Member of the Risk Committee		4 of 6		WesternZagros Resources Ltd.
Common Shares Held (as at December 31) (at a market value of $25.41 per Common Share for 2010 and $19.94 per Common Share for 2009)(1):
Year	Common Shares	RSUs	Total Market Value of Common Shares Held	Value at risk as multiple of annual fees paid	Minimum Shareholding Requirements	Complies with guidelines
2010	57,187	13,340	$1,792,091	19	20,000	Yes
2009	57,187	13,497	$1,409,439	16	20,000	Yes

	James C. Houck, B.Sc., MBA Age: 63 Calgary, Alberta, Canada President and CEO of The Churchill Corporation Director Since: 2008 Independent
Mr. Houck is President and CEO, and a director of The Churchill Corporation, a diversified construction company based in Calgary, Alberta.  Prior to joining The Churchill Corporation, Mr. Houck spent over 40 years in the energy industry, most recently as President & CEO and a director of Western Oil Sands Ltd. The majority of his business career was spent with ChevronTexaco Inc, where he held a number of senior management positions, including President, Texaco Development Corporation, Worldwide Power & Gasification, Inc, and Vice President and General Manager, Alternate Energy Dept.  Earlier in his career, Mr. Houck held various positions of increasing responsibility in Texaco's conventional oil and gas operations.  Mr. Houck currently sits as a director of WesternZagros Resources Ltd. and is a past governor of the Canadian Association of Petroleum Producers.

Board/Committee Members at December 31, 2010:		Attendances	Attendances (Total):	Current Public Board Memberships
Member of the Board		9 of 9		ARC Resources Ltd.
Member of the Audit Committee		6 of 6	24 of 24	100%	The Churchill Corporation
Member of the Health, Safety and Environment Committee		4 of 4		WesternZagros Resources Ltd.
Member of the Reserves Committee (Chair)		5 of 5
Common Shares Held (as at December 31) (at a market value of $25.41 per Common Share for 2010 and $19.94 per Common Share for 2009)(1):
Year	Common Shares	RSUs	Total Market Value of Common Shares Held	Value at risk as multiple of annual fees paid	Minimum Shareholding Requirements	Complies with guidelines(4)
2010	11,608	10,647	$565,500	7	10,000	Yes
2009	8,000	8,983	$338,641	5	10,000	Yes

Michael M. Kanovsky, B.Sc., P.Eng., MBA Age: 62 Calgary, Alberta, Canada Independent Businessman Director Since: 1996 Independent
Mr. Kanovsky graduated from Queen's University and the Ivey School of Business. Mr. Kanovsky's business career included the position of VP of Corporate Finance with a major Canadian investment dealer followed by co-founding Northstar Energy Corporation and PowerLink Corporation (electrical cogeneration) where he served as Executive Board Chairman and Director.  Subsequently he was Chairman, Taro Industries (oilfield manufacturing), Vice Chairman, Precision Drilling (oilfield drilling) and, in 1996, founded Bonavista Energy (oil & gas producer).  Mr. Kanovsky is on the Board of Advisors of the Richard Ivey School of Business.

Board/Committee Members at December 31, 2010:		Attendances	Attendances (Total):	Current Public Board Memberships
Member of the Board		8 of 9		ARC Resources Ltd. Argosy Energy Inc.
Member of the Policy and Board Governance Committee		5 of 5	24 of 25	96%	Bonavista Energy Corporation Devon Energy Inc.
Member of the Reserves Committee		5 of 5		Pure Technologies Inc.
Member of the Risk Committee (Chair)		6 of 6		TransAlta Inc.

Common Shares Held (as at December 31) (at a market value of $25.41 per Common Share for 2010 and $19.94 per Common Share for 2009)(1):
Year	Common Shares	RSUs	Total Market Value of Common Shares Held	Value at risk as multiple of annual fees paid	Minimum Shareholding Requirements	Complies with guidelines
2010	225,106	10,795	$5,994,244	78	20,000	Yes
2009	225,106	10,657	$4,701,114	65	20,000	Yes

Harold N. Kvisle B.Sc., P.Eng., MBA Age: 58 Calgary, Alberta, Canada President and CEO TransCanada Corporation Director Since: 2009 Independent
Mr. Kvisle retired from the position as President and CEO of TransCanada Corporation, and of TransCanada Pipelines Ltd. ("TCPL") in 2010.  Prior to joining TCPL in 2001, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. (oil and gas) from 1990 to 1999.  He has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999.  He held engineering, finance and management positions with Dome Petroleum Limited, is former Chair of the Interstate Natural Gas Association of America (INGAA) and is former Chair of the Mount Royal College Board of Governors.  Mr. Kvisle has a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.

Board/Committee Members at December 31, 2010:		Attendances	Attendances (Total):	Current Public Board Memberships
Member of the Board		8 of 9		ARC Resources Ltd.
Member of the Health, Safety and Environment Committee		4 of 4	12 of 13	92%	Bank of Montreal Talisman Energy Inc.
Common Shares Held (as at December 31) (at a market value of $25.41 per Common Share for 2010 and $19.94 per Common Share for 2009)(1):
Year	Common Shares	RSUs	Total Market Value of Common Shares Held	Value at risk as multiple of annual fees paid	Minimum Shareholding Requirements	Complies with guidelines
2010	20,000	5,949	$659,364	10	10,000	Yes
2009	15,000	2,797	$354,872	9	10,000	Yes

Kathleen M. O'Neill, B.Comm, FCA Age: 57 Toronto, Ontario, Canada Independent Business Person Director Since: 2009 Independent
Ms. O'Neill is a corporate director and has extensive experience in accounting and financial services.  Prior to 2005, she was an Executive Vice-President of BMO Financial Group with accountability for a number of major business units.  Prior to joining BMO Financial Group in 1994, she was a partner with PricewaterhouseCoopers.  Ms. O'Neill is an FCA (Fellow of Institute of Chartered Accountants) and has her ICD.D designation from the Institute of Corporate Directors.  Ms. O'Neill currently serves on the board of directors of Finning International Inc., which is the world's largest Caterpillar dealer; the TMX Group Inc. which operates cash and derivative markets (including the TSX, TSX Venture Exchange, NGX, and the Montreal Exchange), clearing facilities and data services; Canadian Tire Bank, a financial services subsidiary of Canadian Tire Corporation and Invesco Trimark Funds, Mutual Funds.

Board/Committee Members at December 31, 2010:		Attendances	Attendances (Total):	Current Public Board Memberships
Member of the Board		9 of 9		ARC Resources Ltd.
Member of the Audit Committee		6 of 6	24 of 24	100%	Finning International Inc.
Member of the Human Resources and Compensation Committee		9 of 9		Invesco Trimark Funds (Invesco Trimark Canada Fund Inc. and Invesco Trimark Corporate Class Inc.) TMX Group Inc.
Common Shares Held (as at December 31) (at a market value of $25.41 per Common Share for 2010 and $19.94 per Common Share for 2009)(1):
Year	Common Shares	RSUs	Total Market Value of Common Shares Held	Value at risk as multiple of annual fees paid	Minimum Shareholding Requirements	Complies with guidelines(5)
2010	10,599	5,750	$415,428	6	10,000	Yes
2009	5,618	2,551	$162,890	5	10,000	Yes

Herbert C. Pinder, Jr., B.Arts, L.L.B., MBA Age: 64 Saskatoon, Saskatchewan, Canada Independent Businessman Director Since: 2006 Independent
Mr. Pinder is a non-practicing lawyer and a graduate of Harvard Business School.  He formerly managed a family business, which included Pinders Drugs, and is currently the President of the Goal Group, a private equity management firm located in Saskatoon.  He is an experienced corporate director and brings a varied business background to the Corporation from different industries with a focus on the energy sector.  He is currently a director of Viterra and a number of private energy companies, is a trustee of the Fraser Institute, and is on the Advisory Council for the School of Policy Studies at the University of Calgary.

Board/Committee Members at December 31, 2010:		Attendances	Attendances (Total):	Current Public Board Memberships
Member of the Board		9 of 9		ARC Resources Ltd.
Member of the Policy and Board Governance Committee		5 of 5	27 of 27	100%	Viterra
Member of the Health, Safety and Environment Committee		4 of 4
Member of the Human Resources and Compensation Committee (Chair)		9 of 9
Common Shares Held (as at December 31) (at a market value of $25.41 per Common Share for 2010 and $19.94 per Common Share for 2009)(1):
Year	Common Shares	RSUs	Total Market Value of Common Shares Held	Value at risk as multiple of annual fees paid	Minimum Shareholding Requirements	Complies with guidelines
2010	39,251	12,251	$1,308,666	15	20,000	Yes
2009	27,619	11,935	$788,707	10	10,000	Yes

Notes:

(1)
The number of Common Shares held on December 31, 2010 represents the number of Common Shares received by the nominee on such date in exchange for the trust units ("Trust Units") of ARC Energy Trust (the "Trust") and the series A exchangeable shares and series B exchangeable shares of ARC Resources Ltd. (collectively "Exchangeable Shares") held by him or her pursuant to the conversion of the Trust into a corporate entity, namely the Corporation.  The number of Common Shares held on December 31, 2009 represents the total of the number of Trust Units held by the nominee on December 31, 2009 and the number of Exchangeable Shares held by the nominee on such date multiplied by the exchange ratio for such shares on such date.

(2)
Mac H. Van Wielingen: Mr. Van Wielingen is the Chairman and a Director of the Corporation and was a director of Gauntlet Energy Corporation that secured creditor protection pursuant to the Companies' Creditors Arrangement Act on June 17, 2003 and was subsequently acquired by Ketch Resources Ltd. in December, 2003.

(3)
John P. Dielwart: The Total Market Value of Common Shares Held does not include 179,502 Performance Share Units ("PSUs") as at December 31, 2009 and 193,778 PSUs as at December 31, 2010.  Mr. Dielwart's ownership requirements are based on his position as Chief Executive Officer.  Reference is made to "Compensation Discussion and Analysis - Ownership Guidelines".  Mr. Dielwart does not receive any additional compensation for performing his duties as director.

(4)
James C. Houck: Mr. Houck joined the board on February 14, 2008 and has three years to accumulate the minimum requirement of 10,000 Common Shares (five years to accumulate 20,000 Common Shares or share equivalents).

(5)
Kathleen M. O'Neill: Ms. O'Neill joined the board on June 1, 2009 and has three years to accumulate the minimum requirement of 10,000 Common Shares (five years to accumulate 20,000 Common Shares or share equivalents).

Share Ownership Requirements

Each member of the Board of Directors is required to own a minimum of 20,000 shares or share equivalents of the Corporation after having been on the Board for five years.  A minimum of 10,000 shares or share equivalents must be held after three years on the Board.  The Board of Directors considered an ownership requirement based on a multiple of fees received but determined that setting a numeric threshold of 20,000 shares or share equivalents, that at the time was approximately equal to three times fees for the Chairman of the Board and in excess of four times fees for other board members, was appropriate.

Board Tenure

At December 31, 2010, the Board of Directors of the Corporation was comprised of:

•	four (4) members who had held their director positions for over ten (10) years;

•	two (2) members who had held their director positions for between five (5) and nine (9) years; and

•	three (3) members who have held their director positions for less than five (5) years.

Experience and Background of Directors

The following table outlines the experience and background of, but not necessarily the technical expertise of, the individual members of the Board of Directors (other than John Dielwart) as of December 31, 2010 based on information provided by such individuals.

Director	Enterprise Management1)	Business Development2)	Financial Literacy3)	Corporate Governance4)	Change Management5)	Operations6)	HS&E Management7)	Financial Experience8)	Global Experience9)	Human Resources10)	Reserves Evaluation11)	Risk Evaluation12)
Walter DeBoni	√	√	√	√	√	√	√	√	√	√	√	√
Fred J. Dyment	√	√	√	√	√	√	√	√	√	√	√	√
James C. Houck	√	√	√	√	√	√	√	√	√	√	√	√
Michael M. Kanovsky	√	√	√	√	√	√		√	√		√	√
Harold N. Kvisle	√	√	√	√	√	√	√	√	√	√	√	√
Kathleen M. O’Neill	√	√	√	√	√			√	√	√		√
Herbert C. Pinder, Jr.	√	√	√	√	√			√		√		√
Mac H. Van Wielingen	√	√	√	√	√			√		√		√
Total	8	8	8	8	8	5	4	8	6	7	5	8

Notes:

(1)	Enterprise Management - experience as a President or CEO leading an organization or major business line.
(2)	Business Development / M&A / Strategic Planning - management or executive experience with responsibility for identifying value creation opportunities.
(3)	Financial Literacy - ability to critically read and analyze financial statements.
(4)	Corporate Governance - understanding of the requirements of good corporate governance usually gained through experience as a senior executive officer or a board member of a public organization.
(5)	Change Management - experience leading a major organizational change or managing a significant merger.
(6)	Operations - management or executive experience with oil and gas operations.
(7)	Health, Safety & Environment Management - understanding of the regulatory environment surrounding workplace health, safety, environment and social responsibility for the oil and gas industry.
(8)	Financial Experience - senior executive experience in financial accounting and reporting and corporate finance.
(9)	Global Experience - management or executive experience in a multi-national organization providing understanding of the challenges faced in a different cultural, political or regulatory environment.
(10)	Human Resources - management or executive experience with responsibility for human resources.
(11)	Reserves Evaluation - general experience with or executive responsibility for oil and gas reserves evaluation.
(12)	Risk Evaluation - management or executive experience in evaluating and managing the variety of risks faced by an organization.

Board Committee Changes

There were no changes to the constitution of the committees of the Board of Directors in 2010.  As at December 31, 2010 the committees were all comprised of independent directors as follows:

Name of Director	Audit Committee	Reserves Committee	Risk Committee	Human Resources & Compensation Committee	Policy and Board Governance Committee	Health, Safety & Environment Committee
Management Director - Not Independent
John P. Dielwart
Independent Outside Directors
Mac H. Van Wielingen			√	√	√
Walter DeBoni	√		√		Chair
Fred J. Dyment	Chair	√	√
James C. Houck	√	Chair				√
Michael M. Kanovsky		√	Chair		√
Harold N. Kvisle						Chair
Kathleen M. O'Neill	√			√
Herbert C. Pinder, Jr.				Chair	√	√

Majority Voting for Directors

The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a Shareholders' meeting represent less than a majority of the Common Shares voted and withheld, the nominee will submit his or her resignation promptly after the Meeting for the Policy and Board Governance Committee's consideration.  The Committee will make a recommendation to the Board after reviewing the matter, and the Board's decision to accept or reject the resignation offer will be disclosed to the public within 90 days of the applicable annual meeting. Resignations shall be expected to be accepted except in situations where special circumstances would warrant the applicable Director to continue to serve as a board member.  The nominee will not participate in any Committee or Board deliberations on the resignation offer.  The policy does not apply in circumstances involving contested director elections.

Interlocking Boards

Company	Director	Committee Membership
WesternZagros Resources Ltd.	Fred J. Dyment	Nil
	James C. Houck	Audit and Compensation
Governance and Nominating

Appointment of Auditors

At the Meeting, Shareholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the Shareholders.

Advisory Vote on Executive Compensation

The underlying principle for executive pay throughout the Corporation is "pay-for-performance".  We believe that this philosophy achieves the goal of attracting and retaining excellent employees and executive officers, while rewarding the demonstrated behaviours that reinforce the Corporation's values and help to deliver on its corporate objectives.  A detailed discussion of our executive compensation program is provided in the "Compensation Discussion & Analysis" section of this Information Circular - Proxy Statement.  After monitoring recent developments and emerging trends in the practice of holding advisory notes on executive compensation (commonly referred to as "Say on Pay"), the Board of Directors has determined to provide Shareholders with a "Say on Pay" advisory vote at the Meeting.  This non-binding advisory vote on executive compensation will provide you as a Shareholder with the opportunity to vote "For" or "Against" our approach to executive compensation through the following resolution:

"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Information Circular - Proxy Statement delivered in advance of the 2011 Annual Meeting of Shareholders of the Corporation."

As this is an advisory vote, the results will not be binding upon the Board of Directors.  However, the Board of Directors will consider the outcome of the vote as part of its ongoing review of executive compensation.  The Board of Directors believes that it is essential for the Shareholders to be well informed of the Corporation's approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the Shareholder and the Board of Directors.

REMUNERATION OF DIRECTORS

The following table sets forth information concerning the compensation paid to each director, other than directors who are also Named Executive Officers (as defined under "Summary Compensation Table") during 2010.

Name	Base Retainer Fee ($)	Board Chair and Vice Chair Retainer Fee ($)	Committee Chair Retainer Fee(s) ($)	Committee Retainer Fee(s) ($)	Total Fees Earned ($)	Restricted Share Unit Awards(1) ($)	All Other Compen-sation	Total ($)
Walter DeBoni	52,055	35,000	12,500	12,055	111,610	139,500	-	251,110
Fred J. Dyment	52,055	-	30,000	12,055	94,110	117,613	-	211,723
James C. Houck	52,055	-	12,500	12,055	76,610	95,725	-	172,335
Michael M. Kanovsky	52,055	-	12,500	12,055	76,610	95,725	-	172,335
Harold N. Kvisle	52,055	-	12,500		64,555	80,704	-	145,259
Kathleen M. O'Neill	52,055	-		12,055	64,110	80,124	-	144,234
Herbert C. Pinder, Jr.	52,055	-	22,500	12,055	86,610	108,236	-	194,846
Mac H. Van Wielingen	52,055	100,000		18,082	170,137	212,630	-	382,767
Total	416,438	135,000	102,500	90,411	744,349	930,257	-	1,674,606

Note:

(1)
Each of the directors participated in the RSU & PSU Plan in 2010.  Directors other than directors who are also Named Executive Officers received awards of RSUs only.  RSUs vest over a three year period with one-third vesting annually.  Award values set forth above are based on the number of RSUs granted multiplied by the 10 day weighted average price of the Trust Units of ARC Energy Trust ending immediately prior to the grant date ("grant date price").  In 2010 there were two grants: a grant in March for which the grant date price was $22.04 per RSU and a grant in September for which the grant date price was $20.10 per RSU.  Upon vesting, additional amounts are paid for the cash equivalent of re-invested distributions on the Trust Units and re-invested dividends on Common Shares of the Corporation, as applicable, throughout the vesting period.  For more information on RSU & PSU Plan awards, see "Compensation Discussion and Analysis - Long Term Incentives (RSU & PSU Plan)" and "Summary Compensation Table - Value of RSU & PSU Awards".

RSU Awards to Directors - Unvested at Year- End

The following sets forth information in respect of the RSU awards to directors, other than directors who are also Named Executive Officers, which are outstanding as at December 31, 2010 and which had not vested as at such date.

RSUs(1)
Name	Year of award	Number of awards that have not vested	Year of vesting	Estimated payout value of awards that have not vested(2) ($)
Walter DeBoni	2010 2009 2008	6,858 6,904 2,123 15,885	2011, 2012, 2013 2011, 2012 2011	174,262 175,431 53,945 403,638
Fred J. Dyment	2010 2009 2008	5,783 5,780 1,777 13,340	2011, 2012, 2013 2011, 2012 2011	146,946 146,870 45,154 338,970
James C. Houck	2010 2009 2008	4,708 4,656 1,283 10,647	2011, 2012, 2013 2011, 2012 2011	119,630 118,309 32,601 270,540
Michael M. Kanovsky	2010 2009 2008	4,708 4,656 1,431 10,795	2011, 2012, 2013 2011, 2012 2011	119,630 118,309 36,362 274,301
Harold N. Kvisle(3)	2010 2009	3,967 1,982 5,949	2011, 2012, 2013 2011, 2012	100,801 50,363 151,164
Kathleen M. O'Neill(4)	2010 2009	3,942 1,808 5,750	2011, 2012, 2013 2011, 2012	100,166 45,941 146,107
Herbert C. Pinder, Jr.	2010 2009 2008	5,323 5,299 1,629 12,251	2011, 2012, 2013 2011, 2012 2011	135,257 134,648 41,393 311,298
Mac H. Van Wielingen	2010 2009 2008	10,451 10,596 3,257 24,304	2011, 2012, 2013 2011, 2012 2011	265,560 269,244 82,760 617,564

Notes:

(1)	RSUs vest over a three year period with one-third vesting annually and are not subject to a performance multiplier.
(2)
Calculated based on the closing price of the Trust Units on December 31, 2010 of $25.41 multiplied by the number of RSUs on such date, adjusted to reflect cash distributions made on the underlying Trust Units for the period from the grant date to December 31, 2010.

(3)	Mr. Kvisle became a director on May 20, 2009.
(4)	Ms. O'Neill became a director on June 1, 2009.

RSU Awards to Directors - Value Vested During the Year

The following sets forth information in respect of the RSU awards to directors, other than directors who are also Named Executive Officers, as to the value of RSU awards which vested during the year ended December 31, 2010.

RSUs(1)
Name	Year of award	Number of awards that vested	Value of awards that vested(2) ($)
Walter DeBoni	2009 2008 2007	3,333 2,054 2,601 7,988	70,820 43,310 56,082 170,212
Fred J. Dyment	2009 2008 2007	2,790 1,720 2,045 6,555	59,282 36,257 44,076 139,615
James C. Houck(3)	2009 2008	2,248 1,242 3,490	47,765 26,185 73,950
Michael M. Kanovsky	2009 2008 2007	2,248 1,385 1,427 5,060	47,765 29,205 30,726 107,696
Harold N. Kvisle(4)	2009	974	19,580
Kathleen M. O'Neill(5)	2009	888	17,854
Herbert C. Pinder, Jr.	2009 2008 2007	2,557 1,576 1,427 5,560	54,336 33,237 30,726 118,299
Mac H. Van Wielingen	2009 2008 2007	5,116 3,152 4,021 12,289	108,685 66,467 86,773 261,925

Notes:

(1)	RSUs vest over a three year period with one-third vesting annually and are not subject to a performance multiplier.
(2)
Calculated based on the closing price of the Trust Units on the vesting date multiplied by the number of RSUs adjusted to reflect cash distributions on the underlying Trust Units from the grant date to the vesting date.

(3)	Mr Houck became a director on February 14, 2008.
(4)	Mr. Kvisle became a director on May 20, 2009.
(5)	Ms. O'Neill became a director on June 1, 2009.

Deferred Share Units

The Board of Directors of ARC has approved a Directors' Deferred  Share Unit Plan with the objective of having a portion of annual compensation deferred until the retirement of the director and based on the performance of the Common Shares to the date of retirement.

Commencing in 2011, the non-executive directors will no longer participate in the RSU & PSU Plan.  Instead, the value of the annual awards they would have received in RSUs, which represent 55% of directors' total compensation, will be paid through the issuance of deferred share units of ARC ("DSUs") pursuant to the Directors' Deferred Share Unit Plan.  The remaining 45% of directors' compensation will continue to be paid in cash subject to a director's right to elect to increase the percentage of DSUs (and reduce the percentage of cash) that they receive up to 100% of their compensation.  The number of DSUs awarded will be calculated by dividing the value of the awards by the weighted average trading price of the Common Shares on the Toronto Stock Exchange ("TSX") for the 5 trading days prior to the date of grant.  In addition, the number of DSUs awarded will be increased from time to time to reflect the value of dividends that are paid on the Common Shares.  On the date that a holder of DSUs ceases to be a director of ARC, he or she will have until December 1 in the calendar year following the date on which the holder ceases to be a director to redeem his or her awards in exchange for a cash payment equal to the number of DSUs held multiplied by the weighted average trading price of the Common Shares on the TSX for the 5 trading days prior to the date of settlement.

COMPENSATION DISCUSSION AND ANALYSIS

At year-end 2010 the Human Resources and Compensation Committee (the "Compensation Committee") was comprised of Herb C. Pinder, Jr. (Chair), Kathleen M. O'Neill and Mac H. Van Wielingen, all of whom are independent Directors and have extensive experience in executive compensation and other human resources matters.  The Compensation Committee's mandate is focused on overall human resource policies and practices, including compensation, recruitment, employee engagement, talent development and succession planning.  The Compensation Committee, among its other responsibilities, makes recommendations to the Board on the compensation of the Chief Executive Officer of the Corporation ("CEO") and approves and reports to the Board on the compensation of other executive officers (including the other Named Executive Officers) and staff of the Corporation.  In making recommendations to the Board in respect to compensation or in approving compensation, the Committee considers recommendations from management.  The Compensation Committee met 9 times in 2010 and held "in-camera" sessions without the presence of management usually before and at the end of each meeting and in any event at least once during the meeting.

In anticipation of the conversion of ARC Energy Trust from a trust to a corporation in 2011, the Compensation Committee decided to review and re-design, as appropriate, the longer term aspects of the Corporation's executive compensation program.  To assist the Compensation Committee, Mercer (Canada) Limited ("Mercer") was retained by the Compensation Committee in April 2010 to provide compensation consulting/advisory services and provide recommendations to the Compensation Committee.  One outcome of this project was the design and approval by securityholders of the Corporation's current Share Option Plan.  Mercer was paid approximately $219,000 for their services in 2010.

Compensation Principles and Objectives

ARC recognizes the importance of attracting, motivating and retaining top quality talent and is committed to paying for performance.  Employees, including the Named Executive Officers, are rewarded for corporate and personal performance.  Corporate performance is measured by the achievement of strong annual operating and financial results, progress in advancing ARC's long term business strategy and delivering strong total shareholder return ("TSR") performance relative to ARC's peers.  Personal performance is measured by the achievement of personal performance goals, demonstrating strong leadership and championing ARC's values.

ARC's total compensation program is designed to achieve the following objectives:

•	to support ARC's overall business strategy and objectives;

•	to provide market competitive compensation that is performance based;

•	to provide incentives which encourage the superior performance and retention of highly skilled and talented employees; and

•	to align compensation with corporate performance and therefore shareholders' interests.

Elements of Executive Compensation

ARC's compensation plan for all of its employees, including the Named Executive Officers, is comprised of the following key components:  base salary, annual incentive and long term incentives; and in the case of the Named Executive Officers and certain other employees, compensation also includes, commencing in 2011, a Share Option plan that is an additional key component of the long term incentive.

At more senior levels of the organization, the majority of compensation eligible to be paid is variable at risk compensation which places a greater emphasis on rewarding executives for their individual contributions, business results of ARC and long term value creation for shareholders.

The components of ARC's executive compensation program are described in the table below:

Element	Description	Objective
Base Salary	Provides executives with a fixed level of cash compensation for the leadership and specific skills required for performing their responsibilities	• Market competitive compensation • Attraction and retention
Annual Incentive	Rewards executives for their contribution to the achievement of financial and operational results in addition to delivering on short term business objectives	• Pay-for-performance • Alignment with ARC's business strategy • Encourage superior performance • Attraction and retention
Long Term Incentives
Performance Share Units ("PSUs")	Rewards executives for creating shareholder value based on total shareholder return performance over a three year time period relative to a peer group	• Alignment with interests of shareholders • Pay-for-performance • Alignment with ARC's business strategy
Restricted Share Units ("RSUs") Commencing in 2011 executives will not receive RSUs	Rewards executives for creating shareholder value over a three year period with ⅓ vesting annually	• Encourage superior medium and long term performance • Attraction and retention
Share Options ("Options") (new in 2011)	Rewards executives for creating shareholder value over a seven (7) year period with ½ vesting on each of the fourth and fifth anniversaries of the date of grant	• Alignment with interests of shareholders • Pay-for-performance • Alignment with ARC's business strategy • Encourage superior long term performance • Attraction and retention

Named Executive Officers also participate in the Corporation's group benefits plan on the same basis as all other employees.  ARC has no pension plan in place for any staff, including the Named Executive Officers.

Compensation Review Process

Each year, the total compensation for the Named Executive Officers is reviewed by the Compensation Committee and compared to the total compensation for executives holding similar positions with other large Canadian conventional oil and gas trusts and mid to large-sized oil and gas companies.

The companies that currently comprise ARC's comparator group include:

Advantage Oil & Gas Ltd	Nexen Inc.
Baytex Energy Corp.	Nuvista Energy Ltd.
Birchcliff Energy Ltd.	Pengrowth Energy Corporation
Bonavista Energy Corporation	Penn West Petroleum Ltd.
Canadian Natural Resources Limited	Perpetual Energy Inc.
Celtic Exploration Ltd.	PetroBakken Energy Ltd.
Crescent Point Energy Corp.	Petrobank Energy and Resources Ltd.
Crew Energy Ltd.	Peyto Exploration & Development Corp.
Daylight Energy Ltd.	Progress Energy Resources Corp.
EnCana Corporation	Talisman Energy Inc.
Enerplus Corporation	Vermilion Energy Inc.
NAL Energy Corporation

These companies have been chosen as ARC's comparator group as they compete with ARC for executive talent.  To provide additional benchmarking information, ARC also receives additional market data through participation in annual compensation surveys conducted by independent consultants which include analyses of salary, bonus and long term incentive programs.

Together with the comparative data, the CEO annually assesses the individual performance and development of each Named Executive Officer, and recommends the appropriate salary, annual incentive, and long term incentives for each individual.  The Compensation Committee then reviews these recommendations which includes the competitive data and then approves the total compensation package payable to each of the Named Executive Officers other than the CEO.  The Compensation Committee recommends to the Board for their review, discussion and approval the compensation package that is payable to the CEO.

For the Named Executive Officers, base salary is targeted between the 50th and 75th percentile of the market.  Annual incentives and long term incentives (including options commencing in 2011), paid to the Named Executive Officers are determined on a discretionary basis and are based on the assessment by the Compensation Committee or the Board, as applicable, of the performance of the Named Executive Officers and the performance of ARC.  ARC does not use a formulaic approach to determine incentive awards.  The Board and Compensation Committee are of the view that formulas and weightings applied to forward looking objectives may lead to unintended consequences for compensation purposes.  Therefore, the Board's and Compensation Committee's comprehensive assessment of the overall business performance of ARC, including corporate performance against objectives, business circumstances, and relative performance against peers, provides the context for individual Named Executive Officer evaluations in determining  incentive compensation awards. The amount of the annual incentives and long term incentives (including the options commencing in 2011), payable to the Named Executive Officers are generally targeted at a level which will result in total compensation at or above the 75th percentile of the market provided that the Named Executive Officers are meeting or exceeding all of the performance expectations for their roles and provided that ARC is performing well.  This results in a significant portion (approximately 75%) of executive compensation being "at risk" and directly linked to the achievement of business results and long term value creation.

Base Salary

Base salary is established with reference to an executive's job responsibilities and the level of skills and experience required to successfully perform their role.  Annual salary adjustments take into account the market value of the role and the executive's demonstration of capability.

Annual Incentive (Bonus)

In an effort to attract and retain top quality talent and reward for strong performance, it is ARC's policy to pay bonuses twice per year.  ARC's employees, other than the senior executive officers, receive bonuses in January and July each year relating to their performance in the previous six-month periods.  The bonuses paid in January are declared in the previous December and therefore all such employee bonuses are accrued into the financial results of the year to which they relate.

To determine bonus awards for the senior executives, including the Named Executive Officers; the Compensation Committee considers both the executive's personal performance and the performance of ARC relative to its peers.  Each year, the Committee compares operating and financial results of ARC to the results from ARC's comparator group.  This data is obtained from yearly reports published by such entities, which only become available during the first half of the year following the performance time period (the "subject year").  For this reason, the total bonus amounts payable to the senior executives are not finally established until June of the year following the subject year.  The officers receive an initial bonus in July of the subject year relating to their performance during the first half of the subject year.  An additional estimated bonus for all senior executives is accrued in December of the subject year and a portion of this amount is paid to the senior executives (other than the CEO) in the following January.  When the comparative analysis is completed in June, the estimated bonus is reviewed and, if appropriate, adjusted accordingly and any unpaid portion of such bonus is then paid.  The CEO's entire bonus for the second half of the year is likewise reviewed in June of the year following the subject year and the amount is recommended by the Compensation Committee for review, discussion and approval by the Board.  As a result, a portion of bonuses paid to the senior executives in 2011 is expected to relate to 2010 business results.

In addition to the foregoing, the Committee may from time to time where considered appropriate, declare bonuses in addition to the bonuses paid in January and July of a given year.

Long Term Incentives

RSU & PSU Plan

The RSU & PSU Plan provide a long term incentive designed to focus and reward executives for enhancing total shareholder return over the medium to long term both on an absolute and relative basis.  The RSU & PSU Plan results in executives receiving cash compensation in relation to the value of a specified number of underlying notional Common Shares (Trust Units prior to the completion of the Trust Conversion).  The plan consists of RSUs for which the number of underlying notional Common Shares (Trust Units prior to the completion of the Trust Conversion) is fixed and vest evenly over a period of three years, and PSUs for which the number of underlying notional Common Shares (Trust Units prior to the completion of the Trust Conversion) is variable and cliff vest at the end of three years.

To determine the size of RSU and PSU awards, the Committee allocates to each executive an appropriate dollar amount relative to their individual responsibilities and overall performance.  These award values are then divided by the 5 day weighted average trading price (10 day weighted average trading price for awards granted prior to the completion of the Trust Conversion) of Common Shares (Trust Units for awards granted prior to the completion of the Trust Conversion) ending immediate prior to the grant date to calculate the number of RSUs and PSUs granted.

Upon vesting of RSUs and PSUs, the executive receives a cash payment based on the fair value of the underlying Common Shares (Trust Units prior to the completion of the Trust Conversion) determined using the 5 day weighted average trading price of Common Shares (Trust Units for awards vesting prior to the completion of the Trust Conversion) ending immediately prior to the vesting date plus accrued re-invested distributions and dividends on the underlying securities.  To further the linkage of pay-for-performance, the cash compensation issued upon vesting of the PSUs is multiplied by a performance multiplier which is determined on the vesting date based on the performance of the Corporation and, where applicable, the Corporation compared to its peers over the vesting period.

The peer group used to determine the performance multiplier for PSU awards consists of the issuers that, on the grant date of the award, make up the S&P/TSX Oil & Gas Exploration and Production Index with certain exceptions determined by the Committee from time to time.  The performance multiplier is based on the percentile rank of ARC's total shareholder return (TSR) and ranges on a sliding scale from zero for bottom quartile performance (25th percentile or less) to one for 50th percentile performance to two for top quartile performance (75th percentile or greater).  Therefore, the awarding of PSUs to the Named Executive Officers ensures that a significant portion of their compensation is aligned to comparative market based total shareholder return.  To illustrate this pay-for-performance linkage, in the event of bottom quartile performance the total compensation payouts to Named Executive Officers would be reduced by approximately 40% to 60%.

It is currently intended that of the overall compensation which is provided to Named Executive Officers in the form of long term incentives, 75% will be provided in the form of awards pursuant to the RSU & PSU Plan and the remaining 25% will be provided in the form of awards pursuant to the Share Option Plan.

For employee retention purposes, it is ARC's policy to grant the RSU & PSU Plan awards twice yearly (currently in March and September).

The following table shows the targeted split of RSU and PSU awards to the Named Executive Officers for 2010.  In 2011, to further align executive compensation with company performance, the Named Executive Officers and other executives will receive 100% of their RSU & PSU Plan awards in the form of PSUs.

Executive Level	PSUs	RSUs
CEO	90%	10%
CFO and COO	80%	20%
Other Executives	65%	35%

Share Option Plan

Commencing in 2011, the Share Option Plan of ARC (the "Option Plan") provides a long term incentive designed to focus and reward executives for enhancing total shareholder return over the long term on an absolute basis.  The Option Plan permits the granting, from time to time, of Options to purchase Common Shares to officers and employees of, consultants and other service providers to, ARC and its subsidiaries.

The maximum number of Common Shares issuable on exercise of Options is limited, in the aggregate, to 14,225,000 Common Shares.

Options have a term not exceeding seven (7) years and, in the absence of any determination to the contrary, Options will vest and be exercisable as to one-half (½) on each of the fourth and fifth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee.

The grant price ("Grant Price") of any Options granted is determined by the Committee at the time of grant, provided that if the Common Shares are listed on a stock exchange the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five (5) consecutive trading days immediately preceding the date of grant.  The exercise price ("Exercise Price") of any Options granted under the Option Plan shall be, at the election of the optionee holding such Options, either:  (a) the Grant Price; or (b) the price calculated by deducting from the Grant Price all dividends or other distributions paid (whether paid in cash or in any other assets but not including Common Shares) on a per Common Share basis, by ARC after the date of grant and prior to the date that such Option is exercised.  The right of an optionee to elect that the Exercise Price be reduced by the amount of dividends paid reflects ARC's strategy of distributing a portion of its cash flow to shareholders by way of dividends.

The Option Plan is a unique form of stock option plan compared to plans of ARC's peers in a number of respects.  Firstly to encourage a longer term orientation, Options vest and are exercisable as to one-half (½) on each of the fourth and fifth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee.  As a result, ARC employees who are granted Options are not expected to be able to realize the value of Options held by them until a considerable time has passed since the date of grant.  By way of comparison, the stock option plans of many of ARC's peers provide for the vesting of options in one-third (⅓) tranches over a three year period following the date of grant.  Secondly, ARC employees who are granted Options have the right to elect that the Exercise Price of their Options be decreased by dividends that are paid on the underlying Common Shares.  While this election would have the effect of allowing an optionee to potentially realize value from their Options in circumstances where the trading price of the Common Shares at the time of exercise is less than the Grant Price, ARC's strategy includes distributing a portion of its cash flow to shareholders by way of dividend and it is expected that such strategy will be reflected in the trading price of the Common Shares over the life of the Options.  If the exercise price was not adjusted to reflect dividends paid, the Options would be a less effective means of rewarding employees for long term performance by ARC.

It is currently intended that of the overall compensation which is provided to Named Executive Officers in the form of long term incentives, approximately 75% will be provided in the form of PSUs and approximately 25% will be provided in the form of Options.

For employee retention purposes, ARC currently intends to grant Options annually.  (See "Share Option Plan" for a comprehensive description of the terms and conditions of the Option Plan.)

On March 24, 2011, Options to purchase an aggregate 236,794 Common Shares having a Grant Price of $27.11 per share were granted to the Named Executive Officers.

Ownership Guidelines

ARC maintains ownership guidelines for officers as a way of further aligning executive and shareholder interests.  The CEO is expected to own Common Shares representing a minimum of three times annual base salary, while other executives are expected to own Common Shares representing a minimum of two times base salary.  As of December 31, 2010 each of the Named Executive Officers was in compliance with the Common Share ownership guidelines.

The following table illustrates the ownership holdings of the Named Executive Officers:

	Direct and Indirect Ownership at December 31, 2010(1)	Value at 12/31/10(2) ($)	Minimum Common Share Ownership Requirement ($)	Complies with Guidelines
John P. Dielwart	405,259	10,297,631	1,575,000	Yes
Myron M. Stadnyk	181,869	4,621,291	940,000	Yes
Steven W. Sinclair	158,961	4,039,199	650,000	Yes
Terry N. Gill	27,803	706,474	580,000	Yes
David P. Carey	157,126	3,992,572	580,000	Yes

Notes:

(1)	RSUs are included in this number, but not PSUs.
(2)	Value calculated using a closing price of the Trust Units of $25.41 on December 31, 2010.

2010 Compensation Decisions

Base Salary

For the CEO and the other Named Executive Officers, base salaries in 2010 were increased by approximately 5% to reflect improved market conditions from 2009 during which time salaries were frozen at 2008 levels.

Annual Incentive and Long Term Incentives

The Compensation Committee reviewed the CEO's performance on several specific corporate and individual objectives.  These included objectives relating to asset quality and growth strategy, operating costs, administrative costs, reserve replacement ratios and costs, recycle ratios, financial returns, balance sheet strength, payout ratios, production levels on an absolute and per unit basis, reserve levels on an absolute and per unit basis and changes therein on an absolute and debt adjusted basis, and total shareholder return.  In addition, performance was reviewed in relation to specific goals concerning succession planning and employee development, organizational cultural issues, corporate governance, safety and environment issues, and community and industry involvement and leadership.

Performance in all of these areas was reviewed on a stand-alone basis and, to the extent possible, relative to other oil and gas entities, as previously described.  The Board does not use a formulaic approach to determine incentive awards.  Rather, the Board or the Compensation Committee, as applicable, rigorously reviews the performance of ARC and the executives and awards annual incentive amounts and long term incentive awards on a discretionary basis but always with reference to total compensation.  This discretion ensures that awards are not unduly positively or negatively impacted by an unusual result in any one area.

2010 Performance Assessment

With the conversion to a corporation completed on January 1, 2011, 2010 was the last year for ARC under a trust structure.  Since inception in July 1996, ARC has distributed over $3.8 billion to its owners, grown production and reserves at a greater than 15% compound annual growth rate and delivered an average annual total unitholder return of 20%.  In 2010 ARC delivered a 35% total return to investors.  ARC has always viewed itself as an oil and gas company structured as a trust, and over the past several years has been preparing for the transition to a corporation by putting more of an emphasis on internally generated growth opportunities.

In 2010, ARC increased its proved reserves by 62.2 million barrels of oil equivalent ("mmboe") (23% over 2009) and its proven plus probable reserves by 91.3 mmboe (24% over 2009) excluding acquisitions at low finding and development costs.  Counting the 44 mmboe of proved plus probable reserves added through acquisitions, ARC was able to replace over 500% of 2010 production at low finding, development and acquisition costs.  ARC expects these results will be top quartile in our industry.

This marks the third consecutive year that ARC has replaced greater than 200% of annual production without taking into account acquisitions.  Over the same period, ARC's average finding, development and acquisition cost ("FD&A"), whether including or not including future development capital, has decreased.  One measure of profitability of this growth is "recycle ratio", which divides the annual netback per boe by the three year average FD&A.  The Board of Directors believes that ARC has achieved a recycle ratio for 2010 which is significantly better than the average industry recycle ratio for 2010.

For additional information on reserve additions, finding and development costs and finding, development and acquisition costs with and without future development costs and recycle ratios, reference should be made to our year end reserves press release dated February 10, 2011filed on SEDAR at www.sedar.com.

Operationally, ARC's management team delivered strong results for investors.  ARC successfully executed a $591 million capital program in 2010.  ARC's production volumes in 2010 averaged 73,954 boe per day, at the upper end of our 2010 guidance of 72,500 to 74,500 boe per day.  Fourth quarter production of 84,686 boe per day, was 35% greater than the comparable period in 2009 due to the successful start-up of the Dawson Phase 1 gas plant and the integration of properties acquired through the acquisition of Storm Exploration Inc.  ARC drilled 165 net wells with a 100% success rate.  Operating costs came in lower than forecast at $9.70 per boe and should decrease further in 2011 with the start-up of a second gas plant at Dawson.  While ARC's growth in 2010 was strong, ARC is still well positioned for continued growth for the next several years.

Through the efforts of management, ARC continues to have a strong balance sheet with a net debt to annual cash flow from operating activities ratio of 1.3 times and debt representing approximately 11 percent of ARC's total capitalization.  In 2010, ARC undertook steps to ensure future financial flexibility.  This included signing an agreement to renew its syndicated credit facility for a three-year term, effective August 4, 2010 to August 3, 2013.  The renewed facility increased the existing credit facility from $800 million to $1 billion under favourable terms.

At ARC, we believe that our people are the most important element in driving value creation.  As such, the health and safety of our employees and contractors is of great importance.  While we are pleased that our employee recordable injury frequency (per 200,000 hours) has been reduced to 0.59 in 2010 from 1.32 in 2009 we are concerned that the Contractor recordable frequency (per 200,000 hours) increased in 2010 to 2.41 from 1.77 in 2009.  Management has implemented a plan aimed at improvement for 2011.

In 2010, the executive team demonstrated effective leadership in the areas of corporate culture, talent management and organizational development.  This is evident through the outstanding employee engagement score of 87% from our annual "Strength of the Workplace" employee survey.  In addition, ARC has proven ongoing success in developing the leadership skills and technical expertise of its staff.  One of the notable enhancements to our work environment in 2010 was the move to a new office space that has been designed to encourage more collaborative work and this change is receiving very favourable reviews from our employees.

For 2010, the Board reviewed the CEO's performance as described above and assessed Mr. Dielwart's overall performance as meeting and or exceeding objectives which resulted in his total compensation falling between the 75th and 90th percentile which is consistent with ARC's compensation philosophy.

The Compensation Committee further reviewed the performance of the other Named Executive Officers relative to accomplishments and results in their respective areas of responsibility.  Annual and long term incentives were then awarded resulting in total compensation falling between the 75th and 90th percentile for these individuals.

Boes may be misleading, particularly if used in isolation.  A boe conversion of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CEO Compensation

The total compensation for the CEO is shown in the table below and is calculated in the same manner as in "Summary Compensation Table" below.

CEO	2010 ($)	2009 ($)	2008 ($)
Short-term Compensation
Salary	525,000	500,000	500,000
Bonus(1)	650,000	650,000	650,000
All other compensation	38,800	37,050	37,050
RSU & PSU Plan awards granted during the year	1,400,035	1,120,010	1,120,045
Total compensation	2,613,835	2,307,060	2,307,095

Notes:

(1)	Bonus amount represents the amount earned in 2010. Fifty percent of Mr. Dielwart's 2010 bonus is scheduled to be paid in the second quarter of 2011.
(2)	For more information on the valuation of the RSU & PSU Plan awards, see "Summary Compensation Table - Value of RSU & PSU Plan Awards".
(3)
All employees (including Named Executive Officers) are provided with an amount equal to 7% of salary plus an additional $2,050 that may be used for the purposes of benefits or group RRSP contributions or may be taken as cash.  The value of "All other compensation" in the table above includes this amount.

Performance Graph

The following graph illustrates changes from December 31, 2005 to December 31, 2010, in cumulative unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the S&P/TSX Oil and Gas Exploration and Production Index and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.

	2005/12	2006/12	2007/12	2008/12	2009/12	2010/12	Annualized Return %
ARC Energy Trust(1)	100.00	92.12	94.30	103.61	110.82	149.36	8.34
S&P/TSX Composite Index(2)	100.00	117.26	128.80	86.28	116.52	137.06	6.51
S&P/TSX Oil and Gas Exploration and Production Index(2)	100.00	101.26	111.47	77.16	109.71	123.92	4.38
S&P/TSX Capped Energy Trust Index(2)	100.00	96.24	99.27	72.39	103.91	134.60	6.11

Notes:

(1)	Incorporates the actual cash distributions.
(2)	Total Return Index.

Aggregate compensation levels for Named Executive Officers increased on a year by year basis over the period 2005 to 2007, and remained relatively flat in 2008 and 2009.  This is generally consistent with the trend of total return on investment charted for the Trust in the performance graph above for the years 2005 through 2009.  The exception was a decrease in total unitholder return in 2006 which resulted from the announcement by the Federal government on October 31, 2006 that it would apply a tax at the trust level on distributions of certain trusts such as ARC commencing January 1, 2011.  Notwithstanding this decrease in total unitholder return, the Trust performed in the top quartile relative to its peers in 2006.

In 2010, aggregate compensation levels increased by 8% which is a reflection of ARC's top quartile performance.  Market capitalization increased by 50%, cash flow increased by close to $200 million and total shareholder return was nearly 5 times the return in 2009.

The total compensation for the CEO and the aggregate compensation for the CEO and the remaining Named Executive Officers, total unitholder return, year-end market capitalization of the Trust and cash flow from operating activities for the Trust for the three years ended December 31, 2010 are shown below:

	2010(2)	2009 (2)	2008 (2)
CEO Total Compensation	$2.6 million	$2.3 million	$2.3 million
Total Compensation of top five Highest Compensated Executives (including the CEO and CFO) (1)	$7.9 million	$7.2 million	$7.2 million
Total Compensation of top five Highest Compensated Executives (including the CEO and CFO) as a percent of Total Market Capitalization	0.11%	0.15%	0.16%
Total Compensation of top five Highest Compensated Executives (including the CEO and CFO) as a percent of Cash Flow from Operating Activities	1.17%	1.45%	0.76%
Total Unitholder Return	34.8%	7.0%	9.9%
Year-end Total Market Capitalization (in billions)	$7.2	$4.8	$4.4
Cash Flow from Operating Activities (in millions)	$673.9	$497.4	$944.4

Notes:

(1)	Total Compensation includes salary, RSU & PSU plan awards, bonus, other annual compensation, and is calculated in the same manner as in the Summary Compensation Table.
(2)
Named Executive Officers for 2008 and 2009 were different than Named Executive Officers for 2010.  In 2008 and 2009 Mr. Doug Bonner and Mr. Terry Anderson were Named Executive Officers, Mr Bonner retired in July 2010.  Mr. Terry Gill and Mr. David Carey have become Named Executive Officers in 2010.

SUMMARY COMPENSATION TABLE

The following table provides for the periods indicated a summary of information concerning the compensation of  the CEO and CFO of ARC and the three most highly compensated executive officers (or the three most highly compensated individuals acting in a similar capacity) of ARC, other than the CEO and CFO, at the end of the year ended December 31, 2010 whose total compensation was more than $150,000 (each a "Named Executive Officer" and collectively the "Named Executive Officers").

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	RSU & PSU Plan Awards(1) ($)	Bonus(2) ($)	Long Term Incentive Plans(3)	All Other Compen-sation(4) (5) ($)	Total Compen-sation ($)
John P. Dielwart Chief Executive Officer	2010 2009 2008	525,000 500,000 500,000	1,400,035 1,120,010 1,120,045	650,000 650,000 650,000	N/A N/A N/A	38,800 37,050 37,050	2,613,835 2,307,060 2,307,095
Myron M. Stadnyk (6) President and Chief Operating Officer	2010 2009 2008	470,000 447,917 425,000	1,000,049 780,005 780,025	500,000 500,000 500,000	N/A N/A N/A	34,950 33,404 31,800	2,004,999 1,761,326 1,736,825
Steven W. Sinclair Senior Vice President, Finance and Chief Financial Officer	2010 2009 2008	325,000 310,000 310,000	600,044 570,031 570,039	300,000 300,000 300,000	N/A N/A N/A	24,800 23,750 23,750	1,249,844 1,203,781 1,203,789
Terry N. Gill Senior Vice President, Corporate Services	2010 2009 2008	290,000 275,000 275,000	480,050 450,020 450,047	235,000 200,000 200,000	N/A N/A N/A	22,350 21.300 21,300	1,027,400 946,320 946,347
David P. Carey Senior Vice President, Capital Markets	2010 2009 2008	290,000 275,000 275,000	480,050 450,020 450,047	200,000 200,000 200,000	N/A N/A N/A	22,350 21,300 21,300	992,400 946,320 946,347

Notes:

(1)
RSU & PSU Plan awards are granted in March and September of each year.  PSUs vest and are paid out at the end of a three year period and are subject to a performance multiplier between zero and two.  RSUs vest and are paid out in three equal tranches on the anniversary date of the date of grant each year for three years.  Award values set forth in the table above are based on the number of units granted multiplied by the 10 day weighted average price of the Trust Units ending immediately prior to the grant date ("grant date price").  In 2010 there were two grants: a grant in March for which the grant date price was $22.04 per unit and a grant in September for which the grant date price was $20.10 per unit.  In 2009 there were two grants: a grant in March for which the grant date price was $12.18 per unit and a grant in September for which the grant date price was $17.41 per unit.  In 2008 there were two grants: a grant in March for which the grant date price was $25.62 per unit and a grant in September for which the grant date price was $25.88 per unit.  Upon vesting, additional amounts are paid for the cash equivalent of re-invested dividends and distributions on the underlying securities throughout the vesting period.  See "Value of RSU & PSU Plan Awards" below.  In 2010 Mr. Dielwart and Mr. Stadnyk also received additional PSU awards of $220,000 and $180,000 respectively which were evenly split between the March and September grant dates.

(2)
Bonus amounts represent amounts earned during the fiscal year.  Bonus amounts for 2010 have not yet been finalized and accordingly may change once the amounts are finalized.  50% of Mr. Dielwart's 2010 bonus as set forth above is expected to be paid in the second quarter of 2011.  25% of Mr. Stadnyk's, Mr. Sinclair's and Mr. Carey's 2010 bonus amounts and 21% of Mr. Gill's 2010 bonus amount, all as set forth above, are expected to be paid in the second quarter of 2011.  Mr. Gill's 2010 bonus includes a Special Bonus of $35,000.

(3)	ARC does not have a non-equity long term incentive plan.
(4)
Amounts exclude the value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees.  The value of such perquisites was not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total salary for the financial year.

(5)
All employees (including Named Executive Officers) are provided with an amount equal to 7% of salary plus an additional $2,050 that may be used for the purposes of benefits or group RRSP contributions or may be taken in cash.  The value of "All Other Compensation" includes this amount.

(6)	Mr. Stadnyk was promoted to President and COO effective February 1, 2009.

Value of RSU & PSU Plan Awards

The award value of RSU & PSU Plan awards for compensation purposes as set forth in the table above has been determined by multiplying the number of awards granted by the weighted average trading price of the Trust Units for the 10 days immediately prior to the grant date.  Commencing January 1, 2011, the award value of RSU & PSU Plan awards for compensation purposes will be determined by multiplying the number of awards granted by the weighted average trading price of the Common Shares of the Trust for the 5 days immediately prior to the grant date Furthermore, in respect of PSUs, the amount calculated in accordance with the above formula has been multiplied by the target performance multiplier of one.  This method of determining the award value has been used as such amount represents the dollar value approved by the Compensation Committee or the Board, as applicable, when awards were granted to the individuals in the table above.  The award value as determined in this manner does not include estimated accrued distributions and dividends for the securities underlying the awards granted as future distribution amounts are unknown at the time of the grant and therefore are not taken into consideration when the awards are granted.

RSU & PSU Plan Awards to Named Executive Officers - Unvested at Year End

The following sets forth information in respect of RSU & PSU Plan awards to the Named Executive Officers under the RSU & PSU Plan which are outstanding as at December 31, 2010 and which had not vested as at such date.  Should our total return performance be in the bottom quartile, a performance multiplier of zero is applied to the PSUs thereby ensuring that the Named Executive Officer's long term incentive compensation is minimized.

	RSUs(1)				PSUs(2)
Name	Year of award	Number of awards that have not vested	Year of vesting	Estimated payout value of awards that have not vested(3) ($)	Year of award	Number of awards that have not vested	Year of vesting	Estimated payout value of awards that have not vested(3)
								Min-imum(4) ($)	Median(5) ($)	Max-imum(6) ($)
John P. Dielwart	2010 2009 2008	4,054 4,027 1,415 9,496	2011, 2012, 2013 2011, 2012 2011	103,019 102,338 35,945 241,302	2010 2009 2008	64,692 80,269 48,817 193,778	2013 2012 2011	Nil Nil Nil	1,643,822 2,039,634 1,240,444 4,923,900	3,287,644 4,079,267 2,480,889 9,847,800
Myron M. Stadnyk	2010 2009 2008	5,636 5,611 1,970 13,217	2011, 2012, 2013 2011, 2012 2011	143,209 142,565 50,069 335,843	2010 2009 2008	43,470 51,694 31,042 126,206	2013 2012 2011	Nil Nil Nil	1,104,565 1,313,540 788,765 3,206,870	2,209,129 2,627,081 1,577,530 6,413,740
Steven W. Sinclair	2010 2009 2008	4,123 4,100 1,440 9,663	2011, 2012, 2013 2011, 2012 2011	104,777 104,180 36,596 245,553	2010 2009 2008	25,341 37,778 22,684 85,803	2013 2012 2011	Nil Nil Nil	643,904 959,938 576,409 2,180,251	1,287,807 1,919,876 1,152,817 4,360,500
Terry N. Gill	2010 2009 2008	5,774 5,664 1,990 13,428	2011, 2012, 2013 2011, 2012 2011	146,725 143,931 50,555 341,211	2010 2009 2008	17,798 26,184 15,352 59,334	2013 2012 2011	Nil Nil Nil	452,240 665,330 390,089 1,507,659	904,481 1,330,661 780,178 3,015,320
David P. Carey	2010 2009 2008	5,774 5,664 1,990 13,428	2011, 2012, 2013 2011, 2012 2011	146,725 143,931 50,555 341,211	2010 2009 2008	17,798 26,184 15,352 59,334	2013 2012 2011	Nil Nil Nil	452,240 665,330 390,089 1,507,659	904,481 1,330,661 780,178 3,015,320

Notes:

(1)	RSUs vest over a three year period with one-third vesting annually and are not subject to a performance multiplier.
(2)	PSUs vest at the end of three years and are subject to a performance multiplier.
(3)
Calculated based on the closing price of the Trust Units on December 31, 2010 of $25.41 multiplied by the number of RSUs or PSUs on such date, adjusted to reflect re-invested cash distributions made on the underlying Trust Units for the period from the grant date to December 31, 2010 and adjusted for the performance multiplier for PSUs.

(4)	Assuming a performance multiplier of zero which would correspond with our total shareholder return being in the bottom quartile.
(5)	Assuming a performance multiplier of one which would represent our total shareholder return being at the median.
(6)	Assuming a performance multiplier of two which would represent our total shareholder return being in the top quartile.

RSU & PSU Plan Awards and Non-Equity Plan Compensation to Named Executive Officers - Value Vested or Earned During the Year

The following sets forth information in respect of RSU & PSU Plan awards to the Named Executive Officers, the value of RSU & PSU Plan awards which vested during the year ended December 31, 2010 and value of non-equity incentive plan compensation earned during the year.

	RSUs(1)			PSUs(2)
Name	Year of award	Number of awards that vested	Value of awards that vested(3) ($)	Year of award	Number of awards that vested	Value of awards that vested(4) ($)	Bonus(5) ($)
John P. Dielwart	2009 2008 2007	1,945 1,369 1,662 4,976	41,315 28,865 34,899 105,079	2007	59,858	2,513,982	650,000
Myron M. Stadnyk	2009 2008 2007	2,708 1,907 1,894 6,509	57,530 40,206 39,769 137,505	2007	31,260	1,312,881	500,000
Steven W. Sinclair	2009 2008 2007	1,979 1,394 1,818 5,191	42,048 29,388 38,184 109,620	2007	30,020	1,260,826	300,000
Terry N. Gill	2009 2008 2007	2,734 1,925 2,144 6,803	58,081 40,597 44,536 143,214	2007	11,946	496,383	235,000
David P. Carey	2009 2008 2007	2,734 1,925 2,549 7,208	58,081 40,597 53,537 152,215	2007	20,774	872,479	200,000

Notes:

(1)	RSUs vest over a three year period with one-third vesting annually and are not subject to a performance multiplier.
(2)	PSUs vest at the end of three years and are subject to a performance multiplier.
(3)
Calculated based on the 10 day weighted average price of the Trust Units ending immediately prior to the vesting date multiplied by the number of RSUs adjusted to reflect re-invested cash distributions on the underlying Trust Units from the grant date to the vesting date.

(4)
Calculated based on the 10 day weighted average price of the Trust Units ending immediately prior to the vesting date multiplied by the number of PSUs on such date, adjusted to reflect re-invested cash distributions made on the underlying Trust Units for the period from the grant date to the vesting date and further multiplied by the applicable performance multiplier which was two.

(5)
Bonus amounts represent amounts earned during the fiscal year.  50% of Mr. Dielwart's 2010 bonus is scheduled to be paid in the second quarter of 2011.  25% of Mr. Stadnyk's, Mr. Sinclair's, and Mr. Carey's 2010 bonus amounts and 21% of Mr. Gill’s bonus amount are scheduled to be paid in the second quarter of 2011.  Mr. Gill’s 2010 bonus includes a Special Bonus of $35,000.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Agreements

The CEO and the other Named Executive Officers of ARC are subject to terms of employment which continue indefinitely and provide for payment of the executive's annual base salary and participation in certain benefits provided by ARC.  Each of the Named Executive Officers agrees to devote full time efforts to the business of ARC and not to engage in consulting work or any trade or business which may compete, conflict or interfere with the performance of the executive.  The employment agreements contain provisions providing for the payment by ARC to the executive officers of certain amounts and benefits in the event of termination and in the event of a "change of control."

The Corporation is entitled to terminate its employment agreements with any of the Named Executive Officers any time for just cause and is then obligated to pay such executive's gross salary through to the termination date and accrued and unused vacation.  The executive officers are entitled to terminate their employment with the Corporation within two months following any of the following events (each a "termination event"): (a) any adverse change in the executive's title or office; (b) any material reduction in the executive's position, duties, or responsibilities with ARC; (c) any action adversely affecting the executive's participation in, or reducing the executive's rights under or pursuant to any benefit in which the executive was entitled to participate as at the date of the employment agreement, when considered as a whole package; (d) relocation of the executive to a city or community other than the City of Calgary; and (e) material breach by the Corporation of any material provision of the employment agreement.  As at December 31, 2010 in the case of a termination event, the CEO would have received 24 months base salary and bonus, the President and the CFO would have received 21 months base salary and bonus and all other officers would have received 18 months base salary and bonus.  Lastly, a Named Executive Officer is also entitled to terminate his or her employment arrangement at any time on one months notice and is entitled to be paid his or her base salary to the date of termination.

In the event of a change of control as described below the CEO is eligible to receive the compensation promised in the agreement.  For other officers the change of control must be coupled with a termination event for payout to occur.  The payment that the CEO and the other Named Executive Officers are entitled to receive in these circumstances is the same as if a termination event had occurred.

A change of control is generally defined as a change in registered or beneficial ownership or control which results in a person or persons acting jointly in concert holding, owning or controlling, directly or indirectly, more than 66⅔% of the outstanding Common Shares of the Corporation, (other than as a result of a transaction or series of transactions which the Board of Directors determines should not constitute a change of control); the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Corporation (other than pursuant to an internal reorganization); or any determination by the Board of Directors that a change of control has occurred or is about to occur.

RSU & PSU Plan

The RSU & PSU Plan provides that in the event that an employee (including the CEO and the other Named Executive Officers) is terminated, whether for cause or otherwise, the RSU & PSU Plan awards held by such employee are terminated without payment.  Furthermore, in the event that an employee (including the CEO and the other Named Executive Officers) voluntarily resigns, the RSU & PSU Plan awards held by such employee are terminated without payment unless the employee is retiring and is over the age of 55.  In the event of retirement, the RSU & PSU Plan awards held by such employee which were granted less than one year prior to the date of retirement are terminated and RSU & PSU Plan awards held by such employee which were granted more than one year prior to the date of retirement are unaffected and continue to vest.

In the event of a change of control as described above, all outstanding RSU & PSU Plan awards (including those held by the CEO and the other Named Executive Officers) immediately vest.  If a change of control had occurred on December 31, 2010, the financial liability of the Trust in respect of all outstanding RSU & PSU Plan awards held by officers and employees of ARC would have been approximately $85.5 million.

Payments to Named Executive Officers

The following table illustrates the payments that would have been made to each of the Named Executive Officers pursuant to their employment agreements and RSU & PSU Plan awards held by them as a result of a change of control, resignation or termination event assuming such events occurred on December 31, 2010.

Name	Triggering Event	Payment Pursuant to Employment Agreement ($)	Payment Pursuant to RSU & PSU Plan Awards (1) (2) ($)	Total ($)
John P. Dielwart	Change in Control	2,350,000	7,260,917	9,610,917
	Resignation	-	5,514,075 (3) (4)	5,514,075
	Termination Event	2,350,000	-(5)	2,350,000 (5)
Myron M. Stadnyk	Change in Control	-	4,887,980	4,887,980
	Resignation	-	-	-
	Termination Event	1,697,500	-	1,697,500
Steven W. Sinclair	Change in Control	-	3,408,917	3,408,917
	Resignation	-	-	-
	Termination Event	1,093,750	-	1,093,750
Terry N. Gill	Change in Control	-	2,526,168	2,526,168
	Resignation	-	-	-
	Termination Event	787,500	-	787,500
David P. Carey	Change in Control	-	2,526,168	2,526,168
	Resignation	-	-	-
	Termination Event	735,000	-	735,000

Notes:

(1)	All RSUs and PSUs were valued using the December 31, 2010 closing price of the Trust Units of $25.41.
(2)	All PSUs were valued at their current performance factor, except those active for less than one year which were valued at one.
(3)	Assuming that Mr. Dielwart, who is over the age of 55, retires from ARC. If this is not the case then all RSU & PSU Plan awards held by Mr. Dielwart will terminate without payment.
(4)
This amount represents the value on December 31, 2010 of Mr. Dielwart's unvested RSU & PSU Plan awards that he would retain in the event of his retirement.  The actual amount that will be paid to Mr. Dielwart on the vesting of such awards will depend on the closing price of the Common Shares of ARC on the vesting date and the performance factor determined on the vesting date and may be lower or higher than $5,514,075.

(5)
In the case of a termination event, Mr. Dielwart, may elect to retire in which case he will be entitled to retain all unvested RSU & PSU Plan awards held by him which were granted more than one year prior to his retirement in addition to his entitlement to payment under his employment arrangement.

The maximum liability of ARC provided under all employment agreements and the RSU & PSU Plan as of December 31, 2010 was approximately $102.1 million including the above listed amounts for the Named Executive Officers.

The Board of Directors determined that the Trust Conversion did not constitute a change of control and as a result no payments were made under any employment agreements or the RSU & PSU Plan as a result of "change of control" provisions on the Trust Conversion.

SHARE OPTION PLAN

At a special meeting of securityholders of the Trust and ARC Resources Ltd. held December 15, 2010, securityholders of the Trust approved the Option Plan for the Corporation.  The Option Plan became effective upon the completion of the Trust Conversion.

The Option Plan is intended:  (i) to retain and attract officers, employees of, and consultants to, the Corporation and its subsidiaries and other persons providing services on an ongoing basis thereto; (ii) to promote a proprietary interest in the Corporation by such individuals and to encourage such individuals to remain with the Corporation and put forth maximum efforts for the success of the business of the Corporation; and (iii) to focus management of the Corporation on total long term shareholder return of the Corporation.

The Option Plan permits the granting of Options to officers, employees, consultants and other service providers ("Optionees") of the Corporation and its subsidiaries.  In no event shall Options be granted to directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries.

The maximum number of Common Shares issuable on exercise of Options is limited, in the aggregate, to 14,225,000 Common Shares (which represented approximately 5% of the Common Shares which were issued and outstanding on December 31, 2010 and which represents approximately 5% of the Common Shares which were issued and outstanding at March 31, 2010).  Options that are cancelled, terminated or expire prior to exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Option Plan.

In addition, the number of Common Shares issuable pursuant to Options granted under the Option Plan or any other security based compensation arrangements of the Corporation:  (i) to insiders at any time may not exceed 10% of the outstanding Common Shares; and (ii) issued to insiders within any one (1) year period may not exceed 10% of the outstanding Common Shares.  Options granted under the Option Plan are not assignable except in the event of death.

Options have a term not exceeding seven (7) years and, subject to the terms of the Option Plan, shall vest in such manner as determined by the Committee (where "Committee" is defined in the Option Plan as the Compensation Committee or such other committee of the Board of Directors of the Corporation as is appointed from time to time by the Board to administer the Option Plan or any matters related to such plan or, if no such committee is appointed, the Board of Directors of the Corporation).  In the absence of any determination to the contrary, Options will vest and be exercisable as to one-half (½) on each of the fourth and fifth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee.  If an Option is set to expire in seven (7) business days following the end of a "Black-Out Period" (as such term is defined in the Option Plan) and the Optionee is subject to the Black-Out Period, the expiry date of the Option shall be extended for seven (7) business days following the Black-Out Period.

The Grant Price of any Options granted is determined by the Committee at the time of grant, provided that if the Common Shares are listed on a stock exchange the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five (5) consecutive trading days immediately preceding the date of grant.  The Exercise Price of any Options granted under the Option Plan shall be, at the election of the Optionee holding such Options, either:  (a) the Grant Price; or (b) the price calculated by deducting from the Grant Price all dividends or other distributions paid (whether paid in cash or in any other assets but not including Common Shares) on a per Common Share basis, by the Corporation after the date of grant and prior to the date that such Option is exercised.

The Option Plan provides Optionees with an election, if permitted by the Committee, for a cashless exercise ("Cashless Exercise") of an Optionee's vested and exercisable Options.  If an Optionee elects a Cashless Exercise the Optionee shall surrender its Options in exchange for the issuance by the Corporation of that number of Common Shares equal to the number determined by dividing the Market Price (as defined in the Option Plan and as calculated as at the date of exercise) into the difference between the Market Price and the Exercise Price of such Option.

If an Optionee ceases to be an officer, employee of, or consultant or other service provider to, the Corporation or a subsidiary of the Corporation, the Option Plan provides as follows:

(a)	in the case of termination for cause, the Options held by the Optionee are immediately terminated;

(b)
in the case of termination not for cause, the Options held by the Optionee continue to vest for thirty (30) days and, unless determined otherwise by the Board of Directors of the Corporation in its sole discretion, any unvested Options at such time are terminated and, unless determined otherwise by the Board of Directors of the Corporation in its sole discretion, any vested Options at such time can be exercised until the date that is ninety (90) days from the date of termination and are thereafter terminated;

(c)
in the case of voluntary resignation, the Options held by the Optionee continue to vest until the earlier of the last day of any applicable notice period and the date on which the Optionee ceases to be a service provider and at the end of such period any unexercised Options are terminated;

(d)
in the case of death, all Options held by the Optionee at the date of death immediately vest, can be exercised for twelve (12) months and at the end of such period any unexercised Options are terminated;

(e)	in the case of retirement, the Options held by the Optionee continue to vest for thirty-six (36) months and at the end of such period any unexercised Options are terminated; and

(f)	in the case of disability, there is no change to the Options held by the Optionee.

In the event of a "Change of Control" (as such term is defined in the Option Plan) the Option Plan provides as follows:

(a)
the vesting of all unvested Options which are outstanding will be accelerated in order that such Options may be conditionally exercised immediately prior to the effective date of the Change of Control unless the Board of Directors of the Corporation determines in its sole discretion that it is not in the best interests of the Corporation to do so;

(b)
the Board of Directors of the Corporation may determine that any or all vested Options (including those whose vesting has been accelerated pursuant to paragraph (a) above unless exercised prior to or at the time of the Change of Control) will be purchased by the Corporation for an amount per Option equal to the "Change of Control Price" (as defined below) less the applicable Exercise Price (except that where the Exercise Price exceeds the Change of Control Price, the amount per Option for such Options shall be $0.01), as of the date such Change of Control is determined to have occurred or such other date as the Board of Directors of the Corporation may determine.  For purposes of this paragraph, "Change of Control Price" means the fair market value of the consideration payable in the Change of Control transaction as determined by the Board of Directors of the Corporation, where such determination of fair market value is subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading.  If the Board of Directors of the Corporation determines that the Corporation will purchase vested Options for cash as aforesaid, the Corporation shall make the necessary election to allow the Optionee to claim such deductions in computing taxable income of the Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee pursuant to this paragraph.  Upon payment as aforesaid, the Options shall terminate and the Optionee shall cease to have any further rights in respect thereof; and

(c)
notwithstanding paragraphs (a) and (b) above, the Board of Directors of the Corporation may accelerate the vesting of any or all unvested Options at any time and on such terms and conditions as the Board of Directors may, in its sole discretion, determine to be in the best interests of the Corporation.

Notwithstanding the Change of Control provisions of the Option Plan set forth above and subject to any further determination of the Board of Directors, the Board of Directors has determined that with respect to the Options granted on March 24, 2011 to each of the Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer of the Corporation, in the event of a Change of Control, the vesting of unvested Options held by them will not be accelerated in circumstances where (a) adjustments have been made to the Options which are outstanding and held by them so that, following the Change of Control, the Options entitle them to acquire securities of the continuing successor entity or purchasing entity; and (b) the Board of Directors has determined to accelerate the unvested Options held by Optionees other than such executive officers.  However, vesting will be accelerated on the occurrence of certain constructive dismissal events during the two (2) year period following the Change of Control.

Without the prior approval of the Shareholders, as may be required by the TSX (or other exchange on which the Common Shares may be listed, if any), the Committee may not:

(a)	make any amendment to the Option Plan to increase the maximum number of Common Shares reserved for issuance on exercise of outstanding Options at any time;

(b)	reduce the Exercise Price of any outstanding Options or cancel an Option and subsequently issue the holder of such Option a new Option in replacement thereof;

(c)	extend the term of any outstanding Option beyond the original expiry date of such Option;

(d)	increase the maximum limit on the number of securities that may be issued to insiders;

(e)	make any amendment to the Option Plan to allow Options to be granted to directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries;

(f)	make any amendment to the Option Plan to permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee; or

(g)	amend the restrictions on amendments that are provided in the Option Plan.

Subject to the restrictions set out above, the Committee may amend or discontinue the Option Plan and Options granted thereunder without Shareholder approval; provided that if the amendment to the Option Plan requires approval of any stock exchange on which the Common Shares are listed for trading, such amendment may not be made without the approval of such stock exchange.  In addition, no amendment to the Option Plan or Options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously granted to such Optionee.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at January 1, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	-	N/A	14,225,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	-	N/A	14,225,000

Note:

(1)	The Corporation's Option Plan currently provides for the grant of a maximum number of 14,225,000 Common Shares.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular.  The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure").

The Board of Directors of the Corporation is responsible for the overall stewardship and governance of the Corporation, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of the Corporation's current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type).

1.	Board of directors

(a)	Disclose the identity of directors who are independent.

The Board of Directors of the Corporation has determined that the following eight (8) directors of the Corporation are independent within the meaning of NI 58-101, which proscribes that such director is independent if he has no material relationship with the Corporation.  A material relationship is a relationship which could in the view of the Board of Directors be reasonably expected to interfere with the exercise of a member's independent judgment.

Walter DeBoni
Fred J. Dyment
James C. Houck
Michael M. Kanovsky
Harold N. Kvisle
Kathleen M. O'Neill
Herbert C. Pinder Jr.
Mac H. Van Wielingen

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors has determined that John Dielwart is not independent.  John Dielwart is not considered to be independent as he is the Chief Executive Officer.

(c)
Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board of Directors has determined that a majority of the directors are independent.  There are nine directors in total, eight of whom are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of Director	Names of Other Reporting Issuers	Names of Private Companies
Walter DeBoni	Niko Resources Inc. Sterling Resources Ltd.	Nil
John P. Dielwart	Nil	Nil
Fred J. Dyment	Tesco Corporation Transglobe Energy Corp. WesternZagros Resources Ltd.	Avalon Resources Ltd.
James C. Houck	WesternZagros Resources Ltd. The Churchill Corporation	Nil
Michael M. Kanovsky	Argosy Energy Inc. Bonavista Energy Corporation Devon Energy Inc Pure Technologies Inc. TransAlta Inc.	Kinwest Energy Inc. Seven Generations Energy Ltd. Sunwest Canada Energy Limited United Active Living Inc.
Harold N. Kvisle	Talisman Energy Inc. Bank of Montreal	Nil
Kathleen M. O'Neill	Finning International Inc. Invesco Trimark Funds TMX Group Inc.	Canadian Tire Bank
Herbert C. Pinder, Jr.	Viterra	Cavalier Enterprises Ltd. Huron Energy Corporation Tournament Exploration Gear Energy Ltd.
Mac Van Wielingen	Nil	Alberta Investment Management Corporation (AIMco) ARC Financial Corporation BlueEarth Renewables
Private companies noted above are private companies other than family holding companies or investment companies.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors meet without members of management (which includes Mr. Dielwart, the Chief Executive Officer, who is the only non-independent director) at the end of every meeting of the Board of Directors and every meeting of any committee of the Board of Directors unless the members have all indicated that there is no need for an in camera session at that specific meeting.  The number of meetings held in 2010 is disclosed below.

(e)
Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board of Directors has determined that the chair of the board, Mac Van Wielingen, is an independent director within the meaning of NI 58-101.  The Board of Directors, in conjunction with the Policy and Board Governance Committee and Mr. Van Wielingen, has developed broad terms of reference for the chair of the Board of Directors which includes managing and developing a more effective board and ensuring that such Board of Directors can function independently of management and working with management to monitor and influence strategic management and shareholder and other party relations.

The Board of Directors has also determined that the vice chair, Walter DeBoni, is an independent director within the meaning of NI 58-101.  In general terms the vice-chair will, at the request of the chair, assist the chair in managing the affairs of the Board of Directors and its committees including assisting the chair in ensuring the Board of Directors is organized properly, functions effectively and meets its obligations and responsibilities.

(f)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The attendance record of each director for all board meetings and meetings of any committee of the board for the financial year ended December 31, 2010 is set forth below.

			BOARD COMMITTEES MEETINGS
DIRECTORS as at December 31, 2010	BOARD MEETINGS		AUDIT	GOV.	HS&E	HR & COMP.	RESERVES	RISK	Overall Attendance
	No.	%	No.	No.	No.	No.	No.	No.	%
Mac H. Van Wielingen	9 of 9	100		5 of 5		9 of 9		6 of 6	100
Walter DeBoni	9 of 9	100	6 of 6	5 of 5				6 of 6	100
John P. Dielwart	9 of 9	100							100
Fred J. Dyment	8 of 9	89	5 of 6				5 of 5	4 of 6	85
James C. Houck	9 of 9	100	6 of 6		4 of 4		5 of 5		100
Michael M. Kanovsky	8 of 9	89		5 of 5			5 of 5	6 of 6	96
Harold N. Kvisle	8 of 9	89			4 of 4				92
Kathleen M. O'Neill	9 of 9	100	6 of 6			9 of 9			100
Herbert C. Pinder, Jr.	9 of 9	100		5 of 5	4 of 4	9 of 9			100

Mr. Dielwart, the Chief Executive Officer, is invited to all and attends virtually all of the meetings of the committees of the Board of Directors.

2.	Board Mandate - Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Charter of the Board of Directors is attached to this Information Circular - Proxy Statement as Schedule A.  The Mandate of the Board of Directors is attached to this Information Circular - Proxy Statement as Schedule B.

3.	Position Descriptions

(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board of Directors has developed written position descriptions for the chair of the Board of Directors and the chair of each committee of the Board or Directors.  The position descriptions are available on the Corporation's website under the Corporate Governance section.

(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board of Directors, in conjunction with the CEO, has developed a written position description for the CEO.  The position description is available on the Corporation's website under the Corporate Governance section.

4.	Orientation and Continuing Education

(a)
Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.

The Board of Directors provides new directors with access to all background documents of the Corporation, including all corporate records and prior board materials.  They are also provided with relevant research articles on the industry and the Corporation.  New members of the Board of Directors are invited to meet with all officers of the Corporation for orientation as to the nature and operations of the business and are invited to all meetings of committees of the Board of Directors.  Field visits to familiarize the new director with ARC’s operations are arranged as required.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Presentations are made regularly to the Board of Directors and Committees to educate and inform them of changes within the Corporation and on appropriate other subjects such as regulatory and industry requirements and standards, capital markets and commodity pricing.  During 2010 specific presentations from an energy industry analyst on gas supply from shale reservoirs and other tight gas reservoirs in North America were provided at the board's annual strategy session.  In addition, materials relating to the adoption of International Financial Reporting Standards by the Corporation were provided to all directors. The Policy and Board Governance Committee reviews information on available external educational opportunities and ensures that Directors are aware of the opportunities.  The Corporation has approved a policy of paying for any education courses for any members of the Board of Directors relating to corporate governance, financial literacy or related matters.  The Corporation also pays for membership dues for each of the Directors in an appropriate organization that provides relevant publications and educational opportunities.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

The Board of Directors has adopted a written Code of Business Conduct and Ethics applicable to all members of the Corporation, including directors, officers and employees and a Code of Ethics for Senior Financial Officers applicable to all senior financial officers, each of which is located on SEDAR at www.sedar.com.  Both documents are also available on the Corporation's website under the Corporate Governance section.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board of Directors monitors compliance with the Code of Ethics for Senior Financial Officers through the activities of the Policy and Board Governance Committee, which requires quarterly certifications by its senior financial officers as to their compliance with the code.  The Committee monitors compliance with the Code of Business Conduct and Ethics through an annual sign off, that is completed by all employees of the Corporation including senior management.  Employees were asked to confirm that they have read, understood, complied with the code and have reported any known violations of the code.  In addition, the Corporation has a "whistleblower" policy which provides a procedure for the submission of information by any director, officer, employee or external party relating to possible violations of the code.

(iii)
provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed pertaining to any conduct of a director or executive officer that constitute a departure from the code.

(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board of Directors has adopted a Code of Business Conduct and Ethics which is applicable to directors.

The Corporation is engaged in the oil and gas business.  In general, the private investment activities of directors are not prohibited, however, should an existing investment pose a potential conflict of interest the potential conflict should be disclosed to the President or the Board of Directors.

It is acknowledged that directors may be directors or officers of other entities engaged in the oil and gas business, and that such entities may compete directly or indirectly with the Corporation.  Any director which is a director or officer of any entity engaged in the oil and gas business is required to disclose such occurrence to the Board of Directors.  Any director of the Corporation who is actively engaged in the management of, or who owns an investment of 1% or more of the outstanding shares, in public or private entities is required to disclosure such holding to the Board of Directors.  In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which may reasonably affect such person's ability to act with a view to the best interests of the Corporation, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of the Corporation.  Such actions, without limitation, may include excluding such directors from certain information or activities of the Corporation.

In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a corporation who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Corporation distributes to each new employee and reviews annually with its employees the Code of Business Conduct and Ethics.  The Code of Business Conduct and Ethics is signed off annually by all employees including senior management.  In addition, the Corporation conducts a mandatory annual survey titled "Measuring the Strength of the Workplace" which in part inquires as to the vision, values and culture at the Corporation with a view to emphasizing and strengthening the culture of honesty, integrity, respect and accountability in the workplace.  Management reviews the results of the survey with the board and the Human Resources and Compensation Committee.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Policy and Board Governance Committee reviews the makeup of the Board and Committees annually and is responsible for identifying and recommending to the Board of Directors new candidates to the Board of Directors.  The committee considers the strengths, knowledge and constitution of the members of the Board of Directors and the committee's perception of the needs of the Corporation.  Some of the areas considered include:  corporate executive experience, oil and gas operational experience, financial acumen, and knowledge in the areas of compensation, governance and health, safety and environment.  Character and behavioural qualities including credibility, integrity and communication skills are also taken into account when recruiting new directors.

On an annual basis, board members are required to fill in a "Skills Matrix" where they rate their knowledge and abilities as outlined in the following areas:  enterprise management, operations, health, safety and environment, financial literacy, financial experience, marketing, global business experience, human resources, business development, change management, reserves evaluation, corporate governance and risk evaluation.  The committee considers the skills set of the Board of Directors when considering new candidates.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Policy and Board Governance Committee is comprised of only independent Directors.

(c)	If the board has nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Policy and Board Governance Committee has within its mandate the responsibilities of the nominating committee.  The committee is responsible for identifying and recommending to the board new candidates for appointment or nomination to the Board of Directors having regard to the competencies, skills and personal qualities of the candidates and the members of the Board of Directors and the committee's perception of the needs of the Corporation.  The committee has developed and maintains a list of potential nominees.  The committee also reviews the slate of directors for the annual meeting of Shareholders and recommends such slate for approval by the Board of Directors.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.

Compensation of Directors

The Policy and Board Governance Committee reviews annually the form and amount of compensation for directors to ensure such compensation reflects the responsibilities and risks of being an effective director.  The committee also conducts such yearly review of directors' compensation having regard to various governance reports on current trends in directors' compensation and compensation data for directors of reporting issuers of comparative size to the Corporation.

Compensation of Officers

The Corporation's compensation plan for its executive officers, including the CEO, consists of a combination of base salary, bonus payments, the grant of PSUs and RSUs under the RSU & PSU Plan and, commencing in 2011, the grant of Options under the Option Plan.  The Human Resources and Compensation Committee when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses, and benefits paid to executives and CEOs of certain comparable Canadian mid to large-sized oil and gas companies (the "Industry Peer Group") with a view to ensuring that the overall compensation packages for each of the executive officers, including the CEO, are competitive and reflective of the officers performance.  In June of each year, the Human Resources and Compensation Committee revisits the level of bonus awards taking into account the comparative peer information which is then available.  In 2010, the same criteria as above was applied to the RSU & PSU Plan in considering the grant of PSUs or the grant of RSUs.  The same competitive standards are applied to all components of the compensation packages of the executive officers, including the CEO.  In general, as the RSU & PSU Plan for the officers is dominated by the grant of PSUs, this ensures that a significant portion of their compensation is aligned to total shareholder return performance relative to ARC's peers.  To further illustrate this pay-for-performance linkage, in the event of bottom quartile performance the total compensation payouts to executive would be reduced by approximately 40% to 60%.

The Corporation's compensation plan is intended, as noted above, to be competitive with industry, so as to act as a retention tool, while at the same time encouraging performance excellence.  The Human Resources and Compensation Committee may, however, change the weighting of such measures from time to time in order to achieve the objectives of the RSU & PSU Plan and, commencing in 2011, the Option Plan.  In addition, the Human Resources and Compensation Committee will take into account the individual performance of the participants in determining the awards.  For more information see "Compensation Discussion and Analysis".

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources and Compensation Committee is composed entirely of independent directors.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources and Compensation Committee was constituted to assist the board in meeting their responsibilities by reviewing and, as appropriate, approving:

Overall human resource policies, trends and/or organizational issues including in respect of recruitment, performance management, compensation, benefit programs, resignations and terminations, training and development, succession planning and organizational planning and design.

Compensation, including cash compensation consisting of salary and bonuses, and the number of PSUs and RSUs and, commencing in 2011, Options awarded for all staff including the officers of the Corporation but excluding the CEO.

In consultation with the Board of Directors, undertake an annual performance review with the CEO, and review the CEO appraisal of Officers' performance.  The Committee reviews and provides recommendations to the Board of Directors on the compensation of the CEO.

Employment contracts or other major agreements for employees.

(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

No consultants or advisors were hired during 2010 to assist in determining compensation for any of the Corporation's directors or senior officers other than as follows:

In anticipation of the conversion of ARC Energy Trust from a trust to a corporation in 2011, the Human Resources and Compensation Committee decided to review and re-design, as appropriate, the longer term aspects of the Corporation's executive compensation program.  To assist the Human Resources and Compensation Committee, Mercer (Canada) Limited ("Mercer") was retained by the committee in April 2010 to provide compensation consulting/advisory services and provide recommendations to the committee.  This project resulted in the design and approval by securityholders of the Corporation's current Option Plan.  Mercer was paid fees and expenses totalling approximately $219,000 for these services.

The Corporation uses a variety of independent research provided by a number of consultants pertaining to the employee compensation packages of the Industry Peer Group to ensure that the overall compensation packages for the employees are competitive.

8.	Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Policy and Board Governance Committee

Members:  Walter DeBoni (Chair), Herbert C. Pinder, Jr., Michael M. Kanovsky and Mac H. Van Wielingen, all of whom are independent directors.

The Policy and Board Governance Committee assists the board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Board of Directors and its committees; developing and reviewing the Corporation's approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the Board of Directors can function independently of management.  The committee annually reviews the need to recruit and recommend new members to fill vacancies on, or additions to, the Board of Directors giving consideration to the competencies, skills and personal qualities of the candidates and of the existing Board of Directors; and recommends to the Board of Directors the nominees for election at each annual meeting.  The effectiveness of individual members of the Board of Directors and the Board of Directors is reviewed through a yearly self-assessment and inquiry questionnaire.  The Chair of the Policy and Board Governance Committee meets with each individual board member on an annual basis to discuss the results of the questionnaire and any individual concerns.

Health, Safety and Environment Committee

Members:  Harold N. Kvisle (Chair), Herbert C. Pinder, Jr. and James C. Houck, all of whom are independent directors.

The Health, Safety and Environment Committee assists the Board of Directors in its responsibility for oversight and due diligence by reviewing, reporting and making recommendations to the board on the development and implementation of the standards and policies of the Corporation with respect to the areas of health, safety and environment.  This committee meets separately with management of the Corporation, which has responsibility for such matters and reports to the Board of Directors.

Reserves Committee

Members:  James C. Houck (Chair), Fred J. Dyment and Michael M. Kanovsky, all of whom are independent directors.

The Reserves Committee assists the Board of Directors in meeting its responsibilities to review the qualifications, experience, reserve evaluation approach and costs of the independent engineering firm that performs the Corporation's reserve evaluation; and to review the annual independent engineering report.  The committee reviews and recommends for approval by the Board of Directors on an annual basis the statements of reserve data and other information specified in National Instrument 51-101.  The committee also reviews any other oil and gas reserve report prior to release by the Corporation to the public and reviews all of the disclosure in the Annual Information Form and elsewhere related to the oil and gas activities of the Corporation.

Risk Committee

Members:  Michael M. Kanovsky (Chair), Mac H. Van Wielingen, Fred J. Dyment and Walter DeBoni, all of whom are independent directors.

The Risk Committee was formed in February, 2008 to assist the Board of Directors in meeting its responsibilities to generally review the principal business, financial and other risks of the Corporation and to ascertain the allocation of responsibility of the Board of Directors, the Risk Committee or other Committee for review of such risks and to assume primary responsibility for review of risk assessment and risk management relating to hedging and insurance and the consideration of such matters in light of current risk management policies in place from time to time.  The Committee will assist the Board of Directors to ensure that all of the principal risks of the Corporation are reviewed on a regular and appropriate basis.

9.
Assessments - Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

On an annual basis, the effectiveness of the Board of Directors, the committees of the Board of Directors and individual board members is reviewed through a yearly self assessment and inquiry process.  A key component of the process is a four part questionnaire that each member of the board completes.  The first three sections ask the Directors to evaluate the Board of Directors and where appropriate the Committees and Committee chairs, with regards to Board responsibility, operations and effectiveness.  The questionnaire provides quantitative rankings for key questions as well as seeking subjective content and suggestions for improvements in all areas.  The data is compiled and reviewed by the chair of the Policy and Board Governance Committee and the Board chair.  The data is compiled and presented in summary form to the Policy and Board Governance Committee for discussion and follow-up as required.

Each year the Directors perform a self assessment of their work on the Board of Directors and its Committees.  The results are compiled and provided to the Board chair and the chair of the Policy and Board Governance Committee.  Following this review the Chair of the Policy and Board Governance Committee meets with all directors individually to engage in a full and frank two way discussion on any issues that either wants to raise with an emphasis on maximizing the contribution of each director to the Board and continually improving the effectiveness of the Board of Directors.

The final piece of the review process is the compilation of a matrix outlining the experience and background for the members of the Board.  As part of the review process, each Director is asked to rate their experience and background in a variety of key subject areas.  This data is compiled into a matrix representing the broad board skills for current directors.  This matrix is maintained so that the Board can identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

Other Matters Relating to the Board of Directors of the Corporation

The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities.  The Board of Directors and members of management hold strategic planning sessions at least annually.  Significant operational decisions and all decisions relating to:  (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board of Directors from time to time; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities, (iv) issuances of additional Common Shares; and (v) the determination of the amount of dividends are made by the Board of Directors.

The Board of Directors and its committees have access to senior management on a regular basis as Mr. Dielwart, the Chief Executive Officer, is a director and attends all meetings of the Board of Directors along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

The Board of Directors and the Policy and Board Governance Committee have developed position descriptions for the chair of the Board and the Chief Executive Officer with a view to ensuring that the Board of Directors can operate efficiently on a fully informed basis independent of management.  As such, the Chief Executive Officer reports directly to the Board of Directors.  The Board of Directors has determined that none of the directors who serve on its committees has a material relationship with ARC that could reasonably interfere with the exercise of a director's independent judgment.  The chair of the Board is an independent director and, in conjunction with the vice-chair, is responsible for managing the affairs of the Board and its committees, including ensuring the Board of Directors is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

The Corporation spends considerable time and energy on a process referred to as "Succession, Progression and Development" (SPD) of key talent.  SPD is a deliberate process focused on developing leadership bench-strength and future management candidates within the organization.  The executive team has contracted with Linkage Inc., a Boston based consulting firm specializing in leadership development, to assist in these efforts.  On an annual basis, the officers of the Corporation meet to discuss succession planning within the organization and to identify high potential employees for additional leadership development opportunities.  The Corporation's commitment to leadership development includes sending a group of high potential employees to the annual Global Institute for Leadership Development Conference as well as providing a formal mentorship program with participation by all officers.  In 2010 the Corporation promoted two high potential leaders to officer level roles and advanced six key employees to manager level positions.  Additionally, several future succession candidates were rotated into new job roles or provided expanded responsibilities to encourage their development.  To further its commitment to leadership development, the Corporation was one of two Calgary based oil and gas companies who recently became a lead sponsor of the University of Calgary’s Global Energy Executive MBA and committed to sending at least five employees to the program over the next several years

The Board of Directors takes responsibility for senior officer succession planning and specifically succession planning for the CEO. Succession planning is an agenda item at all quarterly Human Resources and Compensation Committee meetings where the CEO and the President provide regular updates on the progression and development of individual executives.  In addition, the CEO and the Board of Directors meet separately from management on a quarterly basis.  Succession planning is frequently a part of the Board agenda and in-camera discussions and is discussed formally at least on an annual basis.  At these sessions the Board of Directors and the CEO discuss succession plans and candidates for all senior officer positions, including the CEO role.  Opportunities for additional development of leading candidates, such as participation at advanced management programs at world class universities have recently been provided.

The Charter of the Board of Directors and the Mandate of the Board of Directors are attached as Schedule A and B, respectively, and describe in more detail the general duties of the Board, its composition and retirement policies and other matters.

The Board of Directors, in part, performs its mandated responsibilities through the activities of its six committees: the Audit Committee, the Risk Committee, the Policy and Board Governance Committee, the Health, Safety and Environment Committee, the Human Resources and Compensation Committee and the Reserve Committee, all of which are entirely comprised of independent directors.

Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate.  For more information relating to the background of the Audit Committee members, see "Matters to be Acted Upon at the Meeting - Election of Directors".

The Audit Committee pre-approves all non-audit services performed by the Corporation's external auditor.  The aggregate fees billed by the Corporation's external auditor for audit services in 2010 were $684,133 ($733,250 in 2009).  In addition, $167,722 was billed in 2010 by the Corporation's external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and ($63,095 was billed in 2009).  These services for the fiscal years ended December 31, 2009 and 2010 also included the French translation of certain publicly filed financial documents.

Code of Business Conduct and Ethics

The Corporation has adopted and distributed to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of the Corporation's assets, reporting of illegal or unethical behaviour and other matters.  Employees are required to contact the Chair of the Audit Committee in relation to any concerns as to questionable accounting, auditing or financial reporting.  The code specifically addresses standards of conduct for senior financial officers and requires a quarterly affirmation of compliance.  The code is available on the Corporation's website at www.arcresources.com.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not, and has not been, any indebtedness outstanding from directors or senior officers of the Corporation or directors or senior officers of the Corporation (or the Trustee of the Corporation's predecessor, the Trust) to the Corporation or its predecessor, the Trust, in fiscal 2009 or 2010.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors or senior officers of the Corporation or directors and senior officers of the Corporation, nominees for director of the Corporation, any Shareholder who beneficially owns more than 10% of the Common Shares of the Corporation (or any director or executive officer of any such Shareholder), or any known associate or affiliate of such persons, in any transaction during 2010 or in any proposed transaction which has materially affected or would materially affect the Trust or the Corporation or any of their subsidiaries other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director, senior officer or nominee for director of the Corporation, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

MISCELLANEOUS

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Financial information in respect of the Corporation and its affairs is provided in the Corporation's annual audited comparative financial statements for the year ended December 31, 2010 and the related management's discussion and analysis.  Copies of the Corporation's financial statements and related management discussion and analysis are available upon request from the Corporation at 1200, 308 - 4th Avenue S.W., Calgary, Alberta, T2P 0H7 (toll free number 1-888-272-4900).

Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Approval

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of the Corporation.

Date

This Information Circular-Proxy Statement is dated March 25, 2011.

SCHEDULE A

CHARTER OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of ARC Resources Ltd. ("ARC") is responsible for the stewardship of ARC and its subsidiaries.  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of ARC.  ARC and the Board place certain expectations on its members with regards to the performance of their duties and their behaviour and decorum, some of which are outlined in this document.

General Expectations

•
Members shall endeavour to maintain their status as an independent director and the ability to be objective as to what is in the best interests of ARC.  Any director who is an independent director and whose circumstances change such that he or she might be considered to be a non-independent director shall promptly advise the Board of the change in circumstances.

•	Members will be aware of and abide by ARC's Code of Business Policy and Ethics.

•	Members should have adequate strategic, analytical and communications skills so as to participate effectively in board discussions.

•	Members should have or obtain sufficient knowledge of ARC and the oil and gas business to assist in providing advice and counsel on relevant issues.

•
Members shall ensure that they have the time to review available materials in advance of meetings and to attend all meetings of the Board and the committees on which they participate either in person or by teleconference.  To ensure that they have adequate time to devote to ARC’s business, members should not participate in more than 6 boards of publicly listed corporations without the approval of the Board.

•	Attendance at a minimum of 80% of meetings is expected.

Composition

•	The Board shall be composed of at least seven individuals and not more than 12 individuals appointed by the shareholders at the Annual Meeting.

•
At least two-thirds of Board members should be independent Directors (within the meaning of section 1.4 of Multilateral Instrument 52-110) and free from any direct or indirect material relationship, being one that could, in the view of the Board of Directors, reasonably interfere with the exercise of the member's independent judgment.

•
At its meeting to approve the Information Circular for the annual meeting of the shareholders of ARC each year, the Board will consider and determine whether a director or nominee to be a director is an independent director.

•
The Board prefers to have a CEO as the only management member on the Board, although there may be times when it is appropriate to have an additional management member on the Board.  The maximum of management and inside directors on the Board will be two.

•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee following:

•	a change in personal circumstances which would reasonably be expected to interfere with the ability to serve as a Director, including a conflict of interest;

•
a change in personal circumstances which would reasonably be expected to reflect poorly on the Corporation (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation); and

•	a change in position or occupation of a Board member who was appointed or nominated for election to the Board on the basis of such member holding such position or occupation.

•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee upon reaching age 70 and annually thereafter.

•
Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee if, at any election of directors conducted by ballot at an annual meeting of shareholders, the number of common shares withheld from voting for such person exceeds the number of common shares voted in favour of such person:

•	this requirement will not be applicable where the election involves a contested election outside of the slate nominated by the Board;

•	the Board will consider such resignation after receipt of the recommendation of the Policy and Board Governance Committee;

•	the resignation will be accepted except in situations where special circumstances would warrant the applicable member's continuation on the Board;

•	any replacement of the resigning member will be made on the recommendation of the Policy and Board Governance Committee at the discretion of the Board; and

•	disclosure to the public of the Board decision will be made within 90 days of the applicable annual meeting.

Share Dealings, Ownership and Compensation

•	Members shall observe relevant statutory rules and requirements as wells as the corporation’s own policy in regard to the buying or selling of shares, warrants or other equity instruments of ARC.

•
Members will maintain a minimum ownership of 20,000 common shares (or equivalent securities which have been awarded in favour of any member under any compensation plan) after they have been on the Board for at least 5 years.  After 3 years on the Board, directors are expected to hold a minimum of 10,000 common shares or equivalent securities.

•
The Policy and Board Governance Committee will review the form and amount of compensation of the directors each year in view of the responsibility and risks of being an effective director and directors' compensation of peer corporations.  The Committee will make recommendations to the Board for consideration when it believes changes in compensation are warranted.

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SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of ARC Resources Ltd. ("ARC") is responsible for the stewardship of ARC and its subsidiaries.  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of ARC.  In general terms, the Board will:

(a)	in consultation with management of ARC, define the principal objectives of ARC;

(b)	monitor the management of the business and affairs of ARC with the goal of achieving ARC's principal objectives as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the Chief Executive Officer (the "CEO") to present annually to the Board a longer range strategic plan and a shorter range business plan for ARC's business, which plans must:

•	be designed to achieve ARC's principal objectives; and

•	identify the principal strategic and operational opportunities and risks of ARC's business;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	identify the principal risks of the ARC's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

•	approve the annual operating and capital plans;

•	approve limits on management's authority to conduct acquisitions and dispositions of assets, corporations and undeveloped lands;

•	approve the establishment of credit facilities; and

•	approve issuances of additional common shares or other instruments to the public;

Monitoring and Acting

•	monitor ARC's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint all of the officers, including the CEO, and determine the terms of employment with ARC of all of such officers;

•	approve the dividend policy of ARC;

•	ensure systems are in place for the implementation and integrity of ARC's internal control and management information systems;

•	monitor the "good corporate citizenship" of ARC, including compliance by ARC with all applicable safety, health and environmental laws;

•
in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of ARC and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards; and

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by ARC and its officers and employees;

Compliance Reporting and Corporate Communications

•
ensure compliance with the reporting obligations of ARC, including that the financial performance of ARC is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of ARC a firm of chartered accountants to be appointed as ARC's auditors;

•	ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•
ensure the timely reporting of any change in the business, operations or capital of ARC that would reasonably be expected to have a significant effect on the market price or value of the common shares of ARC;

•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•	report annually to shareholders on the Board's stewardship for the preceding year;

•	establish a process for direct communications with shareholders and other stakeholders through appropriate directors, including through the whistleblower policy; and

•	ensure that ARC has in place a policy to enable ARC to communicate effectively with its shareholders and the public generally;

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

•	appointing a Chairman of the Board who is not a member of management;

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

•	defining the mandate of each committee of the Board and the terms of reference for the chair of each committee;

•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each director, each committee of the Board and its chair; and

•	establishing a system to enable any director to engage an outside adviser at the expense of ARC;

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•	review annually the composition of the Board and its committees and assess Directors' performance on an ongoing basis, and propose new members to the Board; and

•	review annually the adequacy and form of the compensation of directors.

Delegation

•
The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserves, Human Resources and Compensation, Health, Safety and Environmental, Risk, Policy and Board Governance committees and any other committee created by the Board to assist the Board in the performance of its duties.

Meetings

•	The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

•	The Board shall meet at the end of its regular quarterly meetings without members of management being present.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer shall be available to attend all meetings of the Board or Committees of the Board upon invitation by the Board or any such Committee.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of ARC and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of ARC.

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